UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2018

Commission File Number 1-11414

BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A.

(Exact name of Registrant as specified in its Charter)

FOREIGN TRADE BANK OF LATIN AMERICA, INC.

(Translation of Registrant’s name into English)

Business Park Torre V, Ave. La Rotonda, Costa del Este

P.O. Box 0819-08730

Panama City, Republic of Panama

(Address of Registrant’s Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 7, 2018

FOREIGN TRADE BANK OF LATIN AMERICA, INC.
(Registrant)

By:	/s/ Ana Graciela de Méndez

Name:	Ana Graciela de Méndez
Title:	CFO

Banco Latinoamericano

de Comercio Exterior, S.A.

and Subsidiaries

Unaudited condensed consolidated interim statement of financial position as of March 31, 2018 and December 31, 2017, and related unaudited condensed consolidated interim statements of profit or loss, unaudited condensed consolidated interim statements of profit or loss and other comprehensive income, unaudited condensed consolidated interim statements of changes in equity and unaudited condensed consolidated interim statements of cash flows for the three months ended March 31, 2018, 2017 and 2016

Banco Latinoamericano de Comercio Exterior, S.A.

and Subsidiaries

Unaudited condensed consolidated interim financial statements

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Unaudited condensed consolidated interim statement of financial position

March 31, 2018 and December 31, 2017

(In US$ thousand)

		March 31,	December 31,
		2018	2017
	Notes	(Unaudited)	(Audited)
Assets
Cash and cash equivalents	3,16	560,276	672,048
Financial Instruments:	4,16
At fair value through OCI	4,16	24,313	25,135
Securities at amortized cost, net	4,16	68,112	68,934
Loans	4	5,225,324	5,505,658
Less:
Allowance for expected credit losses	4	82,670	81,294
Unearned interest and deferred fees	4	5,927	4,985
Loans, net		5,136,727	5,419,379

Derivative financial instruments used for hedging – receivable	4,14,16	14,682	13,338

Property and equipment, net		7,120	7,420
Intangibles, net		5,115	5,425

Other assets:
Customers' liabilities under acceptances	16	4,940	6,369
Accrued interest receivable	16	34,725	30,872
Other assets	6	19,035	18,827
Total of other assets		58,700	56,068
Total assets		5,875,045	6,267,747

Liabilities and stockholders' equity
Deposits:	7,15
Noninterest-bearing - Demand		407	420
Interest-bearing - Demand		41,594	81,644
Time		2,772,214	2,846,780
Total deposits		2,814,215	2,928,844

Derivative financial instruments used for hedging – payable	4,14,16	12,469	34,943

Financial liabilities through profit or loss	4,16	-	-
Securities sold under repurchase agreement	4,8,16	49,316	-
Short-term borrowings and debt	9,16	776,967	1,072,723
Long-term borrowings and debt, net	9,16	1,123,908	1,138,844

Other liabilities:
Acceptances outstanding	16	4,940	6,369
Accrued interest payable	16	17,005	15,816
Allowance for expected credit losses on loan commitments and financial guarantees contracts	5	7,423	6,845
Other liabilities	10	22,066	20,551
Total other liabilities		51,434	49,581
Total liabilities		4,828,309	5,224,935

Stockholders' equity:
Common stock	12	279,980	279,980
Treasury stock	13	(60,671)	(63,248)
Additional paid-in capital in excess of assigned value of common stock	12	120,319	119,941
Capital reserves		95,210	95,210
Dymanic provision	20	108,756	108,756
Regulatory credit reserve	20	18,748	20,498
Retained earnings	20	480,778	479,712
Accumulated other comprehensive income (loss)	4,14	3,616	1,963
Total stockholders' equity		1,046,736	1,042,812
Total liabilities and stockholders' equity		5,875,045	6,267,747

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

3

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Unaudited condensed consolidated interim statements of profit or loss

For the three months ended March 31, 2018, 2017 and 2016

(In US$ thousand, except per share amounts)

	Notes	2018	2017	2016

Interest income:
Deposits		2,939	2,001	1,171
At fair value through OCI		123	170	950
Securities at amortized cost		485	533	784
Loans		53,890	56,427	58,253
Total interest income		57,437	59,131	61,158
Interest expense:
Deposits		14,004	6,207	4,552
Short and long-term borrowings and debt		16,843	18,492	17,088
Total interest expense		30,847	24,699	21,640

Net interest income		26,590	34,432	39,518

Other income:
Fees and commissions, net		3,059	3,269	2,373
Loss on derivative financial instruments and foreign currency exchange, net	4	1,666	131	(839)
(Loss) gain per financial instrument at fair value through profit or loss		(62)	(60)	(4,183)
Gain (loss) on sale of securities at fair value through OCI	4	-	114	(285)
Gain on sale of loans	4	(625)	86	100
Other income		115	354	351
Net other income		4,153	3,894	(2,483)

Total income		30,743	38,326	37,035

Expenses:
Impairment loss from expected credit losses on loans at amortized cost	4	1,377	3,953	2,143
(Recovery) impairment loss from expected credit losses on investment securities	4	(25)	(454)	7
Impairment loss (recovery) from expected credit losses on loan commitments and financial guarantee contracts	5	579	163	(913)
Salaries and other employee expenses		10,094	6,696	7,880
Depreciation of equipment and leasehold improvements		323	431	329
Amortization of intangible assets		338	201	113
Other expenses		3,559	3,878	4,038
Total expenses		16,245	14,868	13,597
Profit for the period		14,498	23,458	23,438

Earnings per share:
Basic	11	0.37	0.60	0.60
Diluted	11	0.37	0.60	0.60
Weighted average basic shares	11	39,466	39,188	38,997
Weighted average diluted shares	11	39,492	39,296	39,121

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

4

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Unaudited condensed consolidated interim statements of profit or loss and other comprehensive income

For the three months ended March 31, 2018, 2017 and 2016

(In US$ thousand)

	Notes	2018	2017	2016

Profit for the period		14,498	23,458	23,438
Other comprehensive income (loss):
Items that will not reclassified subsequently to profit and loss:
Change in fair value for revaluation by equity instrument to FVOCI, net of hedging	14	(623)	-	-

Items that are or may be reclassified subsequently to profit and loss:
Change in fair value for revaluation y debt instrument, net of hedging	14	1,291	937	1,801
Reclasification adjustment for gains (losses) included in the profit	14	1,160	(2,485)	207
Exchange difference in conversion of foreign operating currency		(175)	-	-

Other comprehensive income (loss)	14	1,653	(1,548)	2,008

Total comprehensive income for the period		16,151	21,910	25,446

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

5

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Unaudited condensed consolidated interim statements of changes in stockholders's equity

For the three months ended March 31, 2018, 2017 and 2016

(In US$ thousand)

	Common stock	Treasury stock	Additional paid- in capital in excess of assigned value of common stock	Capital reserves	Dymanic provision	Regulatory credit reserve	Retained earnings	Accumulated other comprehensive income (loss)	Total
Balances at January 1, 2016	279,980	(73,397)	120,177	95,210	30,788	7,920	521,934	(10,681)	971,931
Profit for the period	-	-	-	-	-	-	23,438	-	23,438
Other comprehensive income	-	-	-	-	-	-	-	2,008	2,008
Issuance of restricted stock	-	-	-	-	-	-	-	-	-
Compensation cost - stock options and stock units plans	-	-	659	-	-	-	-	-	659
Exercised options and stock units vested	-	1,433	(1,433)	-	-	-	-	-	-
Repurchase of "Class B" and "Class E" common stock	-	-	-	-	-	-	-	-	-
Regulatory reserve	-	-	-	-	-	6,381	(6,381)	-	-
Dymanic provision	-	-	-	-	830	-	(830)	-	-
Dividends declared	-	-	-	-	-	-	(15,000)	-	(15,000)
Balances at March 31, 2016	279,980	(71,964)	119,403	95,210	31,618	14,301	523,161	(8,673)	983,036

Balances at January 1, 2017	279,980	(69,176)	120,594	95,210	43,826	18,633	525,048	(2,801)	1,011,314
Profit for the period	-	-	-	-	-	-	23,458	-	23,458
Other comprehensive income	-	-	-	-	-	-	-	(1,548)	(1,548)
Issuance of restricted stock	-	1,005	(1,005)	-	-	-	-	-	-
Compensation cost - stock options and stock units plans	-	-	419	-	-	-	-	-	419
Exercised options and stock units vested	-	471	(127)	-	-	-	-	-	344
Repurchase of "Class B" and "Class E" common stock	-	-	-	-	-	-	-	-	-
Regulatory reserve	-	-	-	-	-	(10,967)	10,967	-	-
Dymanic provision	-	-	-	-	983	-	(983)	-	-
Dividends declared	-	-	-	-	-	-	(15,078)	-	(15,078)
Balances at March 31, 2017	279,980	(67,700)	119,881	95,210	44,809	7,666	543,413	(4,349)	1,018,910

Balances at January 1, 2018	279,980	(63,248)	119,941	95,210	108,756	20,498	479,712	1,963	1,042,812
Profit for the period	-	-	-	-	-	-	14,498	-	14,498
Other comprehensive income	-	-	-	-	-	-	-	1,653	1,653
Issuance of restricted stock	-	-	-	-	-	-	-	-	-
Compensation cost - stock options and stock units plans	-	-	124	-	-	-	-	-	124
Exercised options and stock units vested	-	2,577	254	-	-	-	-	-	2,831
Repurchase of "Class B" and "Class E" common stock	-	-	-	-	-	-	-	-	-
Regulatory reserve	-	-	-	-	-	(1,750)	1,750	-	-
Dymanic provision	-	-	-	-	-	-	-	-	-
Dividends declared	-	-	-	-	-	-	(15,182)	-	(15,182)
Balances at March 31, 2018	279,980	(60,671)	120,319	95,210	108,756	18,748	480,778	3,616	1,046,736

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

6

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Unaudited condensed consolidated interim statements of cash flows

For the three months ended March 31, 2018, 2017 and 2016

(In US$ thousand)

	2018	2017	2016

Cash flows from operating activities
Profit for the period	14,498	23,458	23,438
Adjustments to reconcile profit for the year to net cash provided by (used in) operating activities:
Activities of derivative financial instruments used for hedging	(21,776)	(1,450)	(13,038)
Depreciation of equipment and leasehold improvements	323	431	328
Amortization of intangible assets	338	201	113
Loss for disposal of equipment and leasehold improvements	-	4	-
Loss for disposal of intangible assets	-	-	-
Impairment loss from expected credit losses	1,931	4,116	1,237
Net (gain) loss on sale of financial assets at fair value through OCI	-	114	(285)
Compensation cost - share-based payment	124	419	659
Interest income	(57,437)	(59,131)	(61,159)
Interest expense	30,847	24,699	21,640
Net decrease (increase) in operating assets:
Net decrease (increase) in pledged deposits	36,685	7,270	4,125
Financial instruments at fair value through profit or loss	-	-	(4,084)
Net decrease (increase) in loans at amortized cost	281,276	281,123	157,702
Other assets	1,221	9,854	(27,216)
Net increase (decrease) in operating liabilities:
Net increase due to depositors	(114,629)	378,404	277,910
Financial liabilities at fair value through profit or loss	-	(24)	(89)
Other liabilities	86	(17,073)	11,322
Cash provided by operating activities	173,487	652,415	392,603

Interest received	53,584	58,870	58,879
Interest paid	(29,658)	(20,492)	(17,823)
Net cash provided by operating activities	197,413	690,793	433,659

Cash flows from investing activities:
Acquisition of equipment and leasehold improvements	(21)	(198)	60
Acquisition of intangible assets	(27)	-	(7)
Proceeds from the redemption of of financial instruments at fair value through OCI	-	-	14,000
Proceeds from the sale of financial instruments at fair value through OCI	679	6,459	51,449
Proceeds from maturities of financial instruments at amortized cost	849	11,084	8,600
Purchases of financial instruments at fair value through OCI	-	-	(124,640)
Purchases of financial instruments at amortized cost	-	-	(8,226)
Net cash provided by investing activities	1,480	17,345	(58,764)

Cash flows from financing activities:
Net decrease in short-term borrowings and debt and securities sold under repurchase agreements	(246,440)	(708,512)	(901,296)
Proceeds from long-term borrowings and debt	95,000	255,547	268,206
Repayments of long-term borrowings and debt	(109,936)	(29,051)	(281,199)
Dividends paid	(15,183)	(15,077)	14,958
Exercised stock options	2,577	344	-
Repurchase of common stock	-	-	-
Net cash used in financing activities	(273,982)	(496,749)	(899,331)

Net (decrease) increase in cash and cash equivalents	(75,089)	211,389	(524,436)
Cash and cash equivalents at beginning of the pereiod	618,807	1,007,726	1,267,302
Cash and cash equivalents at end of the period	543,718	1,219,115	742,866

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

7

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

1.	Corporate information

Banco Latinoamericano de Comercio Exterior, S. A. (“Bladex Head Office” and together with its subsidiaries “Bladex” or the “Bank”), headquartered in Panama City, Republic of Panama, is a specialized multinational bank established to support the financing of trade and economic integration in Latin America and the Caribbean (the “Region”). The Bank was established pursuant to a May 1975 proposal presented to the Assembly of Governors of Central Banks in the Region, which recommended the creation of a multinational organization to increase the foreign trade financing capacity of the Region. The Bank was organized in 1977, incorporated in 1978 as a corporation pursuant to the laws of the Republic of Panama, and officially initiated operations on January 2, 1979. Under a contract law signed in 1978 between the Republic of Panama and Bladex, the Bank was granted certain privileges by the Republic of Panama, including an exemption from payment of income taxes in Panama.

The Bank operates under a general banking license issued by the National Banking Commission of Panama, predecessor of the Superintendence of Banks of Panama (the “SBP”).

In the Republic of Panama, banks are regulated by the SBP through Executive Decree No. 52 of April 30, 2008, which adopts the unique text of the Law Decree No. 9 of February 26, 1998, modified by the Law Decree No. 2 of February 22, 2008. Banks are also regulated by resolutions and agreements issued by this entity. The main aspects of this law and its regulations include: the authorization of banking licenses, minimum capital and liquidity requirements, consolidated supervision, procedures for management of credit and market risks, measures to prevent money laundering, the financing of terrorism and related illicit activities, and procedures for banking intervention and liquidation, among others.

Bladex Head Office’s subsidiaries are the following:

-	Bladex Holdings Inc. a wholly owned subsidiary, incorporated under the laws of the State of Delaware, United States of America (USA), on May 30, 2000. Bladex Holdings Inc. has ownership in Bladex Representacao Ltda.

-	Bladex Representaçao Ltda., incorporated under the laws of Brazil on January 7, 2000, acts as the Bank’s representative office in Brazil. Bladex Representacao Ltda. is 99.999% owned by Bladex Head Office and the remaining 0.001% owned by Bladex Holdings Inc.

-	Bladex Investimentos Ltda. was incorporated under the laws of Brazil on May 3, 2011. Bladex Head Office owned 99% of Bladex Investimentos Ltda., and Bladex Holdings Inc. owned the remaining 1%. This company had invested substantially all of its assets in an investment fund, Alpha 4x Latam Fundo de Investimento Multimercado, incorporated in Brazil (“the Brazilian Fund”), registered with the Securities and Exchange Commission of Brazil (“CVM”, for its acronym in Portuguese). Bladex Investimentos Ltda. merged with Bladex Representacao Ltda. on April 2016, being the former the extinct company under Brazilian law and prevailing the acquiring company Bladex Representacao Ltda.

-	Bladex Development Corp. was incorporated under the laws of Panama on June 5, 2014. Bladex Development Corp. is 100% owned by Bladex Head Office.

-	BLX Soluciones, S.A. de C.V., SOFOM, E.N.R. was incorporated under the laws of Mexico on June 13, 2014. BLX Soluciones is 99.9% owned by Bladex Head Office, and Bladex Development Corp. owns the remaining 0.1%. The company specializes in offering financial leasing and other financial products such as loans and factoring.

Bladex Head Office has an agency in New York City, USA (the “New York Agency”), which began operations on March 27, 1989. The New York Agency is principally engaged in financing transactions related to international trade, mostly the confirmation and financing of letters of credit for customers in the Region. The New York Agency also has authorization to book transactions through an International Banking Facility (“IBF”).

8

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

1.	Corporate information (continued)

The Bank has representative offices in Buenos Aires, Argentina; in Mexico City; in Lima, Peru; and in Bogota, Colombia.

These unaudited condensed consolidated interim financial statements were authorized for issue by the Board of Directors on April 10, 2018.

2.	Basis of preparation of the consolidated financial statements

2.1	Statement of compliance

These unaudited consolidated interim financial statements of Banco Latinoamericano de Comercio Exterior, S. A. and its subsidiaries have been prepared in accordance with International Accounting Standard 34 Interim Financial Reporting (IAS 34) issued by the International Accounting Standards Board ("IASB"). As all the disclosures required by IFRS for annual period consolidated financial statements are not included herein, these unaudited condensed consolidated interim financial statements should be read in conjunction with the audited consolidated financial statements and the notes thereto as of and for the year ended December 31, 2017, contained in the Bank’s annual audited consolidated financial statements. The unaudited condensed consolidated interim statements of profit or loss, profit or loss and other comprehensive income, changes in equity and cash flows for the periods presented are not necessarily indicative of results expected for any future period.

3.	Cash and cash equivalents

	March 31, 2018	December 31, 2017

Cash and due from banks	10,190	11,032
Interest-bearing deposits in banks	550,086	661,016
Total	560,276	672,048

Less:
Pledged deposits	16,557	53,241
Total cash and cash equivalents	543,719	618,807

The following table presents the details on interest-bearing deposits in banks and pledged deposits:

	March 31, 2018		December 31, 2017
	Amount	Range Interest rate	Amount	Range Interest rate
Interest-bearing deposits in banks:
Demand deposits(1)	550,086	0.25% a 1.68%	661,016	0.25% a 1.55%
Time deposits(2)	-	-	-	-
Total	550,086		661,016

Pledged deposits:
New York(3)	3,000	-	3,000	-
Panama(4)	13,557	1.68%	50,241	1.42%
Total	16,557		53,241

(1)	Demand deposits with bearing interest based on the daily rates determined by banks.
(2)	Time deposits “overnight” calculated on an average interest rate.
(3)	The New York Agency had a pledged deposit with the New York State Banking Department, as required by law since March 1994.
(4)	The Bank had pledged deposits to secure derivative financial instruments transactions.

9

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

4.	Financial instruments

Financial instruments at fair value through other comprehensive income “FVOCI”

The amortized cost, related unrealized gross gain (loss) and fair value of financial instruments at fair value through other comprehensive income by country risk and type of debt are as follows:

Equity Investment at FVOCI

	March 31, 2018
		Unrealized
	Amortized cost	Gain	Loss	Fair value
Equity investments (1)
Brazil	8,402	-	556	7.846
	8,402	-	556	7,846

Securities at FVOCI

	March 31, 2018
		Unrealized
	Amortized cost	Gain	Loss	Fair value
Sovereign debt:
Brazil	2,940	-	48	2,892
Chile	5,171	-	135	5,036
Trinidad and Tobago	8,729	-	190	8,539
	16,840	-	373	16,467
	25,242	-	929	24,313

Equity Investment at FVOCI

	December 31, 2017
		Unrealized
	Amortized cost	Gain	Loss	Fair value
Equity investments (1)
Brazil	8,630	-	228	8,402
	8,630	-	228	8,402

Securities at FVOCI

	December 31, 2017
		Unrealized
	Amortized cost	Gain	Loss	Fair value
Sovereign debt:
Brazil	2,937	29	12	2,954
Chile	5,182	-	35	5,147
Trinidad and Tobago	8,843	-	211	8,632
	16,962	29	258	16,733
	25,592	29	486	25,135

(1)	Equity instruments were initially recognized at fair value. These equity instruments correspond to equity securities classified with the irrevocable option of changes in OCI.
10

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

4.	Financial instruments (continued)

Financial instruments at fair value through other comprehensive income (continued)

Securities at FVOCI (continued)

As of March 31, 2018, securities at fair value through other comprehensive income with a carrying value of $ 5.0 million, were pledged to secure repurchase transactions accounted for as secured financings. As of December 31, 2017, there were no securities at fair value through other comprehensive income accounted for as secured financings.

The following table discloses those securities that had unrealized losses for a period less than 12 month and for 12 months or longer:

	March 31, 2018
	Less than 12 months		12 months or longer		Total
	Fair value	Unrealized gross losses	Fair value	Unrealized gross losses	Fair value	Unrealized gross losses
Sovereign debt	6,964	150	9,503	223	16,467	373
Total	6,964	150	9,503	223	16,467	373

	December 31, 2017
	Less than 12 months		12 months or longer		Total
	Fair value	Unrealized gross losses	Fair value	Unrealized gross losses	Fair value	Unrealized gross losses
Sovereign debt	5,147	35	9,616	223	14,763	258
Total	5,147	35	9,616	223	14,763	258

The following table presents the realized gains and losses on sale of securities at fair value through other comprehensive income:

	Three months ended March 31st
	2018	2017	2016
Realized gain on sale of securities	-	161	39
Realized loss on sale of securities	-	(47)	(324)
Net gain (loss) on sale of securities at fair value through other comprehensive income	-	114	(285)

11

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

4.	Financial instruments (continued)

Financial instruments at fair value through other comprehensive income (continued)

Securities at FVOCI (continued)

Securities at fair value through other comprehensive income classified by issuer’s credit quality indicators are as follows:

Rating(1)	March 31, 2018	December 31, 2017
1-4	16,467	16,733
5-6	-	-
7	-	-
8	-	-
9	-	-
10	-	-
Total	16,467	16,733

(1) Current ratings as of March 31, 2018 and December 31, 2017, respectively.

The amortized cost and fair value of securities at fair value through other comprehensive income by contractual maturity are shown in the following tables:

	March 31, 2018		December 31, 2017
	Amortized cost	Fair value	Amortized cost	Fair value

Due within 1 year	-	-	-	-
After 1 year but within 5 years	16,839	16,467	16,962	16,733
After 5 years but within 10 years	-	-	-	-
	16,839	16,467	16,962	16,733

12

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

4.	Financial instruments (continued)

Financial instruments at fair value through other comprehensive income (continued)

Securities at FVOCI (continued)

The significant changes in the gross carrying amount of securities at fair value through other comprehensive income during the period that contributed to changes in the loss allowance, is provided at the table below:

	Stage 1	Stage 2	Stage 3	Total
Gross carrying amount as of December 31, 2017	13,779	2,954	-	16,733
Transfer in book value to stage 2	-	-	-	-
Transfer to lifetime expected credit losses - credit-impaired	-	-	-	-
Transfer in book value to stage 1	-	-	-	-
Financial assets that have been derecognized during the period	(204)	(62)	-	(266)
Changes due to financial instruments recognized as of December 31, 2017	(204)	(62)	-	(266)
New financial assets originated or purchased	-	-	-	-
Write-offs	-	-	-	-
Gross carrying amount as of March 31, 2018	13,575	2,892	-	16,467

	Stage 1	Stage 2	Stage 3	Total
Gross carrying amount as of December 31, 2016	27,821	2,786	-	30,607
Transfer in book value to stage 2	-	-	-	-
Transfer to lifetime expected credit losses – not credit-impaired	-	-	-	-
Transfer in book value to stage 1	-	-	-	-
Financial assets that have been derecognized during the year	(14,042)	168	-	(13,874)
Changes due to financial instruments recognized as of December 31, 2016	(14,042)	168	-	(13,874)
New financial assets originated or purchased	-	-	-	-
Write-offs	-	-	-	-
Gross carrying amount as of December 31, 2017	13,779	2,954	-	16,733

13

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

4.	Financial instruments (continued)

Securities at FVOCI (continued)

The allowance for expected credit losses relating to securities at fair value through other comprehensive income, which is recorded in equity under accumulated other comprehensive income (loss), is as follow:

	Stage 1 (1)	Stage 2 (2)	Stage 3 (3)	Total
Allowance for expected credit losses as of December 31, 2017	24	198	-	222
Transfer to lifetime expected credit losses	-	-	-	-
Transfer to credit-impaired financial assets	-	-	-	-
Transfer to 12-month expected credit losses	-	-	-	-
Net effect of changes in reserve for expected credit losses	(1)	4	-	3
Financial assets that have been derecognized during the year	-	-	-	-
Changes due to financial instruments recognized as of December 31, 2017:	(1)	4	-	3
New financial assets originated or purchased	-	-	-	-
Write-offs	-	-	-	-
Allowance for expected credit losses as of March 31, 2018	23	202	-	225

	Stage 1 (1)	Stage 2 (2)	Stage 3 (3)	Total
Allowance for expected credit losses as of December 31, 2016	42	263	-	305
Transfer to lifetime expected credit losses	-	-	-	-
Transfer to credit-impaired financial assets	-	-	-	-
Transfer to 12-month expected credit losses	-	-	-	-
Net effect of changes in reserve for expected credit losses	(6)	(65)	-	(71)
Financial assets that have been derecognized during the year	(12)	-	-	(12)
Changes due to financial instruments recognized as of December 31, 2016:	(18)	(65)	-	(83)
New financial assets originated or purchased	-	-	-	-
Write-offs	-	-	-	-
Allowance for expected credit losses as of December 31, 2017	24	198	-	222

(1)	12-month expected credit losses.
(2)	Lifetime expected credit losses.
(3)	Credit-impaired financial assets (lifetime expected credit losses).
14

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

4.	Financial instruments (continued)

Investment securities- at amortized cost

The amortized cost, related unrealized gross gain (loss) and fair value of these securities by country risk and type of debt, excluding the amounts of allowance for expected credit losses are as follows:

	March 31, 2018
		Unrealized
	Amortized cost (1)	Gross gain	Gross loss	Fair value
Corporate debt:
Brazil	1,486	-	20	1,466
Panama	9,478	-	-	9,478
	10,964	-	20	10,944

Sovereign debt:
Colombia	28,799	-	247	28,552
Mexico	20,116	-	558	19,558
Panama	8,403	-	49	8,354
	57,318	-	854	56,464
	68,282	-	874	67,408

	December 31, 2017
		Unrealized
	Amortized cost (2)	Gross gain	Gross loss	Fair value
Corporate debt:
Brazil	1,485	3	-	1,488
Panama	9,978	-	-	9,978
	11,463	3	-	11,466
Sovereign debt:
Brazil	29,006	67	16	29,057
Mexico	20,203	-	167	20,036
Panama	8,458	-	11	8,447
	57,667	67	194	57,540
	69,130	70	194	69,006

(1)	Amounts do not include allowance for expected credit losses of US170.
(2)	Amounts do not include allowance for expected credit losses of US$196.

As of March 31, 2018, securities at amortized cost with a carrying value of $ 46.5 million, were pledged to secure repurchase transactions accounted for as secured financial liabilities. As of December 31, 2017, there were no securities at amortized cost accounted for as secured financial liabilities.

15

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

4.	Financial instruments (continued)

Investment securities - at amortized cost (continued)

The amortized cost and fair value of securities at amortized cost by contractual maturity are shown in the following tables:

	March 31, 2018		December 31, 2017
	Amortized cost (1)	Fair value	Amortized cost (2)	Fair value

Due within 1 year	7,278	7,278	7,978	7,978
After 1 year but within 5 years	61,004	60,130	61,152	61,028
After 5 years but within 10 years	-	-	-	-
	68,282	67,408	69,130	69,006

Securities at amortized cost classified by issuer’s credit quality indicators are as follows:

Rating(3)	March 31, 2018	December 31, 2017
1-4	57,318	57,667
5-6	10,964	11,463
7	-	-
8	-	-
9	-	-
10	-	-
Total	68,282	69,130

(3)	Current ratings as of March 31, 2018 and December 31, 2017, respectively.

(1)	Amounts do not include allowance for expected credit losses of US170.
(2)	Amounts do not include allowance for expected credit losses of US$196.

16

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

4.	Financial instruments (continued)

Investment securities- at amortized cost (continued)

The significant changes in the gross carrying amount of securities at amortized cost during the period that contributed to changes in the loss allowance, is provided at the table below:

	Stage 1	Stage 2	Stage 3	Total
Gross carrying amount as of December 31, 2017	67,645	1,485	-	69,130
Transfer in book value to stage 2	-	-	-	-
Transfer to lifetime expected credit losses - credit-impaired	-	-	-	-
Transfer in book value to stage 1	-	-	-	-
Financial assets that have been derecognised during the period	(1,049)	1	-	(1,048)
Changes due to financial instruments recognized as of December 31, 2017	(1,049)	1	-	(1,048)
New financial assets originated or purchased	200	-	-	200
Write-offs	-	-	-	-
Gross carrying amount as of March 31, 2018	66,796	1,486	-	68,282

	Stage 1	Stage 2	Stage 3	Total
Gross carrying amount as of December 31, 2016	65,154	12,687	-	77,841
Transfer in book value to stage 2	-	-	-	-
Transfer to lifetime expected credit losses – not credit-impaired	-	-	-	-
Transfer in book value to stage 1	-	-	-	-
Financial assets that have been derecognized during the year	(7,487)	(11,202)	-	(18,689)
Changes due to financial instruments recognized as of December 31, 2016	(7,487)	(11,202)	-	(18,689)
New financial assets originated or purchased	9,978	-	-	9,978
Write-offs	-	-	-	-
Gross carrying amount as of December 31, 2017	67,645	1,485	-	69,130

17

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

4.	Financial instruments (continued)

Investment securities- at amortized cost (continued)

The allowance for expected credit losses relating to securities at amortized cost is as follow:

	Stage 1 (1)	Stage 2 (2)	Stage 3 (3)	Total
Allowance for expected credit losses as of December 31, 2017	144	52	-	196
Transfer to lifetime expected credit losses	-	-	-	-
Transfer to credit-impaired financial assets	-	-	-	-
Transfer to 12-month expected credit losses	-	-	-	-
Net effect of changes in reserve for expected credit losses	(1)	(22)	-	(23)
Financial assets that have been derecognized during the period	(6)	-	-	(6)
Changes due to financial instruments recognized as of December 31, 2017:	(7)	(22)	-	(29)
New financial assets originated or purchased	2	-	-	2
Allowance for expected credit losses as of March 31, 2018	139	30	-	169

	Stage 1 (1)	Stage 2 (2)	Stage 3 (3)	Total
Allowance for expected credit losses as of December 31, 2016	99	503	-	602
Transfer to lifetime expected credit losses	-	-	-	-
Transfer to credit-impaired financial assets	-	-	-	-
Transfer to 12-month expected credit losses	-	-	-	-
Net effect of changes in reserve for expected credit losses	(16)	(29)	-	(45)
Financial assets that have been derecognized during the year	(18)	(422)	-	(440)
Changes due to financial instruments recognized as of December 31, 2016:	(34)	(451)	-	(485)
New financial assets originated or purchased	79	-	-	79
Allowance for expected credit losses as of December 31, 2016	144	52	-	196

(1)	12-month expected credit losses.
(2)	Lifetime expected credit losses.
(3)	Credit-impaired financial assets (lifetime expected credit losses).

18

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

4.	Financial instruments (continued)

Recognition and derecognition of financial assets

During the periods ended March 31, 2018, 2017 and 2016, the Bank sold certain financial instruments in the secondary market measured at amortized cost. These sales were made on the basis of compliance with the Bank's strategy to optimize the loan portfolio.

The amounts and gains arising from the derecognition of these financial instruments are presented in the following table. These gains are presented within the line “gain on sale of loans at amortized cost” in the consolidated statement of profit or loss.

	Assignments and participations	Gains (losses)

For the year ended March 31, 2018	41,667	(625)
For the year ended March 31, 2017	64,400	86
For the year ended March 31, 2016	13,800	56

Loans – at amortized cost

The following table set forth details of the Bank’s gross loan portfolio:

	March 31, 2018	December 31, 2017
Corporations:
Private	1,667,575	1,882,846
State-owned	877,213	723,267
Banking and financial institutions:
Private	1,987,807	2,083,795
State-owned	472,555	573,649
Middle-market companies:
Private	220,174	242,101
Total	5,225,324	5,505,658

The composition of the gross loan portfolio by industry is as follows:

	March 31, 2018	December 31, 2017
Banking and financial institutions	2,460,362	2,657,444
Industrial	799,218	772,238
Oil and petroleum derived products	924,274	735,413
Agricultural	444,117	501,241
Services	221,834	430,717
Mining	224,921	231,687
Others	150,598	176,918
Total	5,225,324	5,505,658

Loans are reported at their amortized cost considering the principal outstanding amounts net of unearned interest, deferred fees and allowance for expected credit losses.

The amortization of net unearned interest and deferred fees are recognized as an adjustment to the related loan yield using the effective interest rate method.

19

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

4.	Financial instruments (continued)

Loans – at amortized cost (continued)

As of March 31, 2018, and December 31, 2017, the unearned discount interest and deferred commission amounted to $5,927 and $4,985, respectively.

Loans classified by borrower’s credit quality indicators are as follows:

March 31, 2018
	Corporations		Banking and financial institutions		Middle-market companies
Rating(1)	Private	State-owned	Private	State-owned	Private	Total
1-4	1,235,700	675,829	1,709,544	313,891	138,965	4,073,929
5-6	408,116	201,384	278,263	158,664	46,209	1,092,636
7	-	-	-	-	-	-
8	19,275	-	-	-	-	19,275
9	-	-	-	-	-	-
10	4,484	-	-	-	35,000	39,484
Total	1,667,575	877,213	1,987,807	472,555	220,174	5,225,324

December 31, 2017
	Corporations		Banking and financial institutions		Middle-market companies
Rating(1)	Private	State-owned	Private	State-owned	Private	Total
1-4	1,336,032	563,877	1,729,592	361,236	147,212	4,137,949
5-6	523,055	159,390	354,203	212,413	59,889	1,308,950
7	-	-	-	-	-	-
8	23,759	-	-	-	-	23,759
9	-	-	-	-	-	-
10	-	-	-	-	35,000	35,000
Total	1,882,846	723,267	2,083,795	573,649	242,101	5,505,658

(1) Current ratings as of March 31, 2018 and December 31, 2017, respectively.

20

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

4.	Financial instruments (continued)

Loans – at amortized cost (continued)

The following table provides a breakdown of gross loans by country risk:

	March 31, 2018	December 31, 2017
Country:
Argentina	345,382	294,613
Belgium	10,167	11,368
Bolivia	5,000	15,000
Brazil	911,948	1,019,466
Chile	247,641	170,827
Colombia	660,382	829,136
Costa Rica	426,632	356,459
Dominican Republic	176,804	249,926
Ecuador	76,929	94,315
El Salvador	41,901	55,110
Germany	32,500	37,500
Guatemala	243,362	309,024
Honduras	48,498	74,476
Jamaica	21,594	24,435
Luxembourg	18,029	19,924
Mexico	801,815	850,463
Nicaragua	23,690	29,804
Panama	382,318	500,134
Paraguay	80,847	59,536
Peru	312,385	211,846
Singapore	47,500	54,500
Switzerland	100,000	3,687
Trinidad and Tobago	175,000	175,000
United States of America	20,000	44,109
Uruguay	15,000	15,000
Total	5,225,324	5,505,658

21

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

4.	Financial instruments (continued)

Loans – at amortized cost (continued)

The remaining loan maturities are summarized as follows:

	March 31, 2018	December 31, 2017
Current:
Up to 1 month	813,070	846,993
From 1 month to 3 months	1,302,076	1,079,793
From 3 months to 6 months	964,120	1,175,801
From 6 months to 1 year	749,886	922,711
From 1 year to 2 years	442,023	392,456
From 2 years to 5 years	875,631	989,222
More than 5 years	19,759	39,923
	5,166,565	5,446,899

Impaired	58,759	58,759
Total	5,225,324	5,505,658

As of March, 31 2018 and December 31, 2017, the range of interest rates on loans fluctuates from 1.75% and 11.73% (2017: 1.35% y 11.52%).

The fixed and floating interest rate distribution of the loan portfolio is as follows:

	March 31, 2018	December 31, 2017

Fixed interest rates	2,265,935	2,378,509
Floating interest rates	2,959,389	3,127,149
Total	5,225,324	5,505,658

As of March 31, 2018, and December 31, 2017, 89% and 85%, of the loan portfolio at fixed interest rates has remaining maturities of less than 180 days.

An analysis of credit-impaired balances is detailed as follows:

	March 31, 2018			2018
	Recorded investment	Past due principal balance	Related allowance Stage 3	Average principal loan balance	Balance interest recognized
With an allowance recorded:
Private corporations	23,759	-	7,676	23,759	438
Middle-market companies	35,000	35,000	22,564	35,000	3,314
Total	58,759	35,000	30,240	58,759	3,752

22

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

4.	Financial instruments (continued)

Loans – at amortized cost (continued)

	December 31, 2017			2017
	Recorded investment	Past due principal balance	Related allowance Stage 3	Average principal loan balance	Balance interest recognized
With an allowance recorded:
Private corporations	23,759	-	7,468	5,988	229
Middle-market companies	35,000	35,000	20,527	35,000	3,028
Total	58,759	35,000	27,995	40,988	3,257

The following is a summary of information of interest amounts recognized on an effective interest basis on net carrying amount for those financial assets in Stage 3:

	Three months ended March 31,
	2018	2017	2016
Interest revenue calculated on the net carrying amount (net of credit allowance)	495	490	77

The following table presents an aging analysis of the loan portfolio:

March 31, 2018
	91-120 days	121-150 days	151-180 days	Greater than 180 days	Total Past due	Delinquent	Current	Total
Corporations	-	-	-	-	-	-	2,554,183	2,554,183
Banking and financial institutions	-	-	-	-	-	-	2,450,967	2,450,967
Middle-market companies	-	-	-	35,000	35,000	-	185,174	220,174
Total	-	-	-	35,000	35,000	-	5,190,324	5,225,324

December 31, 2017
	91-120 days	121-150 days	151-180 days	Greater than 180 days	Total Past due	Delinquent	Current	Total
Corporations	-	-	-	-	-	-	2,606,113	2,606,113
Banking and financial institutions	-	-	-	-	-	-	2,657,444	2,657,444
Middle-market companies	-	-	-	35,000	35,000	-	207,101	242,101
Total	-	-	-	35,000	35,000	-	5,470,658	5,505,658

23

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

4.	Financial instruments (continued)

Loans – at amortized cost (continued)

As of March 31, 2018 and December 31, 2017, the Bank had credit transactions in the normal course of business with 16% and 21%, respectively, of its Class “A” and “B” stockholders. All transactions were made based on arm’s-length terms and subject to prevailing commercial criteria and market rates and were subject to all of the Bank’s Corporate Governance and control procedures. As of March 31, 2018, and December 31, 2017, approximately 9% and 14%, respectively, of the outstanding loan portfolio was placed with the Bank’s Class “A” and “B” stockholders and their related parties. As of March 31, 2018, the Bank was not directly or indirectly owned or controlled by another corporation or any foreign government, and no Class “A” or “B” shareholder was the registered owner of more than 3.5% of the total outstanding shares of the voting capital stock of the Bank.

Modified financial assets

The following table refer to modified financial assets, where modification does not result in de-recognition:

Modified financial assets (with loss allowance based on lifetime ECL) modified during the period	March 31, 2018	December 31, 2017
Gross carrying amount before modification	-	8,855
Loss allowance before modification	-	(3,344)
Net amortized cost before modification	-	5,511
Gross carrying amount after modification	-	4,484
Loss allowance after modification	-	(4,484)
Net amortized cost after modification	-	-

For the modified financial assets during the year 2017, were received other real estate owned for $ 5,119.

24

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

4.	Financial instruments (continued)

Loans – at amortized cost (continued)

The significant changes in the gross carrying amount of financial assets during the period that contributed to changes in the loss allowance, is provided at the table below:

	Stage 1	Stage 2	Stage 3	Total
Gross carrying amount as of December 31, 2017	4,839,227	607,672	58,759	5,505,658
Transfer in book value to stage 2
Transfer to lifetime expected credit losses - credit-impaired	-	-	-	-
Transfer in book value to stage 1	13,000	(13,000)	-	-
Financial assets that have been derecognized during the period	(1,783,568)	(164,866)	-	(1,948,434)
Changes due to financial instruments recognized as of December 31, 2017	(1,770,568)	(177,866)	-	(1,948,434)
New financial assets originated or purchased	1,668,100	-	-	1,668,100
Write-offs	-	-	-	-
Gross carrying amount as of March 31, 2018	4,736,759	429,806	58,759	5,225,324

	Stage 1	Stage 2	Stage 3	Total
Gross carrying amount as of December 31, 2016	5,019,368	935,999	65,364	6,020,731
Transfer in book value to stage 2	(41,167)	41,167	-	-
Transfer to lifetime expected credit losses – not credit-impaired	-	(46,673)	46,673	-
Transfer in book value to stage 1	8,000	(8,000)	-	-
Financial assets that have been derecognized during the year	(4,214,697)	(314,821)	(53,278)	(4,582,796)
Changes due to financial instruments recognized as of December 31, 2016	(4,247,864)	(328,327)	(6,605)	(4,582,796)
New financial assets originated or purchased	4,067,723	-	-	4,067,723
Write-offs	-	-	-	-
Gross carrying amount as of December 31, 2017	4,839,227	607,672	58,759	5,505,658

25

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

4.	Financial instruments (continued)

Loans – at amortized cost (continued)

The allowances for expected credit losses related to loans at amortized cost are as follows:

	Stage 1 (1)	Stage 2 (2)	Stage 3 (3)	Total
Allowance for expected credit losses as of December 31, 2017	19,821	33,477	27,996	81,294
Transfer to lifetime expected credit losses – not credit-impaired	-	-	-	-
Transfer to lifetime expected credit losses - credit-impaired	-	-	-	-
Transfer to 12-month expected credit losses	1,664	(1,664)	-	-
Net effect of changes in reserve for expected credit losses	(1,625)	4,251	2,245	4,871
Financial assets that have been derecognized during the period	(5,590)	(5,712)	-	(11,302)
Changes due to financial instruments recognized as of December 31, 2017	(5,551)	(3,125)	2,245	(6,431)
New financial assets originated or purchased	7,807	-	-	7,807
Write-offs	-	-	-	-
Recoveries of amounts previously written off	-	-	-	-
Allowance for expected credit losses as of March 31, 2018	22,077	30,352	30,241	82,670

	Stage 1 (1)	Stage 2 (2)	Stage 3 (3)	Total
Allowance for expected credit losses as of December 31, 2016	29,036	41,599	35,353	105,988
Transfer to lifetime expected credit losses – not credit-impaired	(672)	672	-	-
Transfer to lifetime expected credit losses – not credit-impaired	-	(12,845)	12,845	-
Transfer to 12-month expected credit losses	1,428	(1,428)	-	-
Net effect of changes in reserve for expected credit losses	(2,900)	18,227	20,257	35,584
Financial assets that have been derecognized during the year	(24,434)	(11,321)	(8,333)	(44,088)
Changes due to financial instruments recognized as of December 31, 2016	(26,578)	(6,695)	24,769	(8,504)
New financial assets originated or purchased	17,363	-	-	17,363
Write-offs	-	(1,427)	(32,126)	(33,553)
Recoveries of amounts previously written off	-	-	-	-
Allowance for expected credit losses as of December 31, 2017	19,821	33,477	27,996	81,294

(1)	12-month expected credit losses.
(2)	Lifetime expected credit losses.
(3)	Credit-impaired financial assets (lifetime expected credit losses).

26

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

4.	Financial instruments (continued)

Derivative financial instruments for hedging purposes

Quantitative information on derivative financial instruments held for hedging purposes is as follows:

	March 31, 2018
		Carrying amount of the hedging instrument
	Nominal Amount	Asset	Liability	Changes in fair value used for calculating hedge ineffectiveness
Fair value hedges:
Interest rate swaps	373,500	122	(4,592)	(111)
Cross-currency swaps	241,108	2,925	(8,088)	21,320
Cash flow hedges:
Interest rate swaps	690,000	830	(916)	314
Cross-currency swaps	23,025	709	-	(170)
Foreign exchange forward	202,035	7,183	(725)	128
Net investment hedges:
Foreign exchange forward	8,427	111	(53)	113
Total	1,538,095	11,880	(14,374)	21,594

	December 31, 2017
		Carrying amount of the hedging instrument
	Nominal Amount	Asset	Liability	Changes in fair value used for calculating hedge ineffectiveness
Fair value hedges:
Interest rate swaps	367,500	-	(4,361)	(2,394)
Cross-currency swaps	306,961	3,672	(30,154)	15,900
Cash flow hedges:
Interest rate swaps	595,000	127	(428)	995
Cross-currency swaps	23,025	879	-	2,132
Foreign exchange forward	225,388	8,610	-	11,835
Net investment hedges:
Foreign exchange forward	9,243	50	-	181
Total	1,527,117	13,338	(34,943)	28,649

The hedging instruments presented in the tables above are in the line item in the statement of financial position at fair value - Derivative financial instruments used for hedging – receivable or at fair value – Derivative financial instruments used for hedging – payable.

27

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

4.	Financial instruments (continued)

Derivative financial instruments for hedging purposes (continued)

The gains and losses resulting from activities of derivative financial instruments and hedging recognized in the consolidated statements of profit or loss are presented below:

	March 31, 2018
	Gain (loss) recognized in OCI (effective portion)	Classification of gain (loss)	Gain (loss) reclassified from accumulated OCI to the consolidated statement of profit or loss	Gain (loss) recognized on derivatives (ineffective portion)
Derivatives – cash flow hedge
Interest rate swaps	(1,543)	Gain (loss) on interest rate swap	-	-
Cross-currency swaps	184	Gain (loss) on foreign currency exchange	-	4
		Interest income – loans	418	-
Foreign exchange forward	(2,624)	Interest income – securities at FVOCI	-	-
		Interest expense – borrowings and debt	-	-
		Interest expenses – deposits	1,110	-
		Gain (loss) on foreign currency exchange	(3,374)	-
Total	(3,983)		(1,846)	4

Derivatives – net investment hedge
Forward foreign exchange	9
Total	9
28

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

4.	Financial instruments (continued)

Derivative financial instruments for hedging purposes (continued)

	March 31, 2017
	Gain (loss) recognized in OCI (effective portion)	Classification of gain (loss)	Gain (loss) reclassified from accumulated OCI to the consolidated statement of profit or loss	Gain (loss) recognized on derivatives (ineffective portion)
Derivatives – cash flow hedge
Interest rate swaps	(384)	Gain (loss) on interest rate swap	-	233
Cross-currency swaps	(1,419)	Gain (loss) on foreign currency exchange	-	4624
		Interest income – loans	1,871	-
Foreign exchange forward	(9,838)	Interest income – securities at FVOCI	-	-
		Interest expense – borrowings and debt	-	-
		Interest expenses – deposits	(800)	-
		Gain (loss) on foreign currency exchange	(27,169)	-
Total	(11,641)		(26,098)	268

Derivatives – net investment hedge
Forward foreign exchange	(277)
Total	(277)
29

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

4.	Financial instruments (continued)

Derivative financial instruments for hedging purposes (continued)

	March 31, 2016
	Gain (loss) recognized in OCI (effective portion)	Classification of gain (loss)	Gain (loss) reclassified from accumulated OCI to the consolidated statement of profit or loss	Gain (loss) recognized on derivatives (ineffective portion)
Derivatives – cash flow hedge
Interest rate swaps	(1,618)	Gain (loss) on interest rate swap	-	(578)
Cross-currency swaps	2,787	Gain (loss) on foreign exchange	-	(64)
		Interest income – loans	(752)	-
Forward foreign exchange	(1,214)	Interest income – securities at FVOCI	-	-
		Interest income – loans	(4,751)	-
		Interest expense – borrowings and debt	-	-
		Interest expenses – deposits	1,672	-
		Gain (loss) on foreign currency exchange	9,097	-
Total	(45)		6,018	(642)

Derivatives – net investment hedge
Forward foreign exchange	-
Total	-

30

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

4.	Financial instruments (continued)

Derivative financial instruments for hedging purposes (continued)

The Bank recognized in the consolidated statement of profit or loss the gain (loss) on derivative financial instruments and the gain (loss) of the hedged asset or liability related to qualifying fair value hedges, as follows:

	March 31, 2018
	Classification in consolidated statement of profit or loss	Gain (loss) on derivatives	Gain (loss) on hedge item	Net gain (loss)
Derivatives – fair value hedge
Interest rate swaps	Interest income – securities at FVOCI	(21)	97	76
	Interest income – loans	-	6	6
	Interest expenses – borrowings and debt	(167)	(3,049)	(3,216)
	Derivative financial instruments and hedging	102	345	447
Cross-currency swaps	Interest income – loans	(308)	548	240
	Interest expenses – borrowings and debt	230	(201)	29
	Derivative financial instruments and hedging	(2,921)	3,200	279
Total		(3,085)	946	(2,139)

	March 31, 2017
	Classification in consolidated statement of profit or loss	Gain (loss) on derivatives	Gain (loss) on hedge item	Net gain (loss)
Derivatives – fair value hedge
Interest rate swaps	Interest income – securities at FVOCI	(47)	169	122
	Interest income – loans	10	141	151
	Interest expenses – borrowings and debt	(261)	(7,058)	(7,319)
	Derivative financial instruments and hedging	(648)	765	117
Cross-currency swaps	Interest income – loans	(102)	119	17
	Interest expenses – borrowings and debt	268	(1,837)	(1,569)
	Derivative financial instruments and hedging	13,101	(13,021)	80
Total		12,321	(20,722)	(8,401)

31

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

4.	Financial instruments (continued)

Derivative financial instruments for hedging purposes (continued)

	March 31, 2016
	Classification in consolidated statement of profit or loss	Gain (loss) on derivatives	Gain (loss) on hedge item	Net gain (loss)
Derivatives – fair value hedge
Interest rate swaps	Interest income – securities at FVOCI	(198)	426	228
	Interest income at amortized cost	(36)	831	795
	Interest expenses – borrowings and debt	1,679	(7,063)	(5,384)
	Derivative financial instruments and hedging	(7,186)	8,208	1,022
Cross-currency swaps	Interest income loans at amortized cost	(42)	119	77
	Interest expenses – borrowings and debt	(148)	(1,837)	(1,985)
	Derivative financial instruments and hedging	7,131	(6,801)	330
Total		1,200	(6,117)	(4,917)

Derivatives financial position and performance

The following tables details the changes of the market value of the underlying item in the statement of financial position related to fair value hedges:

	March 31, 2018
Fair value hedges	Carrying amount	Thereof accumulated fair value adjustments	Line item in the statement of financial position
Interest rate risk
Loans	6,000	-	Loans
Issuances	355,000	(7,358)	Short and long-term borrowings and debt

Foreign exchange rate risk and FX
Securities at FVOCI	11,987	138	Financial instruments at FVOCI
Loans	17,955	104	Loans
Issuances	(219,755)	2,711	Short and long-term borrowings and debt

32

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

4.	Financial instruments (continued)

Derivative financial instruments for hedging purposes (continued)

Derivatives financial position and performance (continued)

	December 31, 2017
Fair value hedges	Carrying amount	Thereof accumulated fair value adjustments	Line item in the statement of financial position
Interest rate risk
Loans	-	-	Loans
Issuances	355,000	(4,411)	Short and long-term borrowings and debt

Foreign exchange rate risk and FX
Securities at FVOCI	12,369	(32)	Financial instruments at FVOCI
Loans	25,027	744	Loans
Issuances	(249,328)	(2,301)	Short and long-term borrowings and debt

The following tables detail the profile of the timing of the nominal amount of the hedging instrument:

	March 31, 2018
Risk type	Foreign Exchange risk	Interest rate risk	Foreign exchange and Interest rate risk	Total
Up to 1 month	27,520	-	-	27,520
31 to 60 days	26,105	-	-	26,105
61 to 90 days	6,233	137,500	-	143,733
91 to 180 days	5,306	75,000	8,127	88,433
181 to 365 days	68,952	342,500	-	411,452
1 to 2 years	154,163	71,500	73,193	298,856
2 to 5 years	4,413	437,000	31,816	473,229
More than 5 years	-	-	68,768	68,768
Total	292,692	1,063,500	181,904	1,538,096

33

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

4.	Financial instruments (continued)

Derivative financial instruments for hedging purposes (continued)

Derivatives financial position and performance (continued)

Analysis of maturity of the derivatives by type of risk covered:

	December 31, 2017
Risk type	Foreign Exchange risk	Interest rate risk	Foreign exchange and Interest rate risk	Total
Up to 1 month	69,459	-	-	69,459
31 to 60 days	26,104	-	-	26,104
61 to 90 days	1,729	185,000	16,821	203,550
91 to 180 days	16,567	137,500	-	154,067
181 to 365 days	68,952	202,500	8,127	279,579
1 to 2 years	178,331	21,500	73,193	273,024
2 to 5 years	4,413	416,000	24,872	445,285
More than 5 years	-	-	76,049	76,049
Total	365,555	962,500	199,062	1,527,117

For control purposes, derivative instruments are recorded at their nominal amount (“notional amount”) in memorandum accounts. Interest rate swaps are made either in a single currency or cross currency for a prescribed period to exchange a series of interest rate flows, which involve fixed for floating interest payments, and vice versa. The Bank also engages in certain foreign exchange trades to serve customers’ transaction needs and to manage foreign currency risk. All such positions are hedged with an offsetting contract for the same currency.

The Bank manages and controls the risks on these foreign exchange trades by establishing counterparty credit limits by customer and by adopting policies that do not allow for open positions in the credit and investment portfolio. The Bank also uses foreign currency exchange contracts to hedge the foreign exchange risk associated with the Bank’s equity investment in a non-U.S. dollar functional currency foreign subsidiary. Derivative and foreign exchange instruments negotiated by the Bank are executed mainly over-the-counter (OTC). These contracts are executed between two counterparties that negotiate specific agreement terms, including notional amount, exercise price and maturity.

The maximum length of time over which the Bank has hedged its exposure to the variability in future cash flows on forecasted transactions is 5.95 years.

The Bank estimates that approximately $237 reported as losses in OCI as of March 31, 2018, related to foreign exchange forward contracts, are expected to be reclassified into interest income as an adjustment to yield of hedged loans during the twelve-month year ending December 31, 2019.

The Bank estimates that approximately $2,524 of losses reported in OCI as of March 31, 2018, related to forward foreign exchange contracts are expected to be reclassified into interest expense as an adjustment to yield of hedged available-for-sale securities during the twelve-month year ending December 31, 2019.

34

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

4.	Financial instruments (continued)

Derivative financial instruments for hedging purposes (continued)

Types of Derivatives and Foreign Exchange Instruments

Interest rate swaps are contracts in which a series of interest rate flows in a single currency are exchanged over a prescribed period. The Bank has designated a portion of these derivative instruments as fair value hedges and a portion as cash flow hedges. Cross currency swaps are contracts that generally involve the exchange of both interest and principal amounts in two different currencies. The Bank has designated a portion of these derivative instruments as fair value hedges and a portion as cash flow hedges. Foreign exchange forward contracts represent an agreement to purchase or sell foreign currency at a future date at agreed-upon terms. The Bank has designated these derivative instruments as cash flow hedges and net investment hedges.

Offsetting of financial assets and liabilities

In the ordinary course of business, the Bank enters into derivative financial instrument transactions and securities sold under repurchase agreements under industry standards agreements. Depending on the collateral requirements stated in the contracts, the Bank and counterparties can receive or deliver collateral based on the fair value of the financial instruments transacted between parties. Collateral typically consists of cash deposits and securities. The master netting agreements include clauses that, in the event of default, provide for close-out netting, which allows all positions with the defaulting counterparty to be terminated and net settled with a single payment amount.

The International Swaps and Derivatives Association master agreement (“ISDA”) and similar master netting arrangements do not meet the criteria for offsetting in the consolidated statement of financial position. This is because they create for the parties to the agreement a right of set-off of recognized amounts that is enforceable only following an event of default, insolvency or bankruptcy of the Bank or the counterparties or following other predetermined events.

The following tables summarize financial assets and liabilities that have been offset in the consolidated statement of financial position or are subject to master netting agreements:

a)	Derivative financial instruments – assets

March 31, 2018
		Gross amounts offset in the consolidated	Net amount of assets presented in the	Gross amounts not offset in the consolidated statement of financial position
Description	Gross amounts assets	statement of financial position	consolidated statement of financial position	Financial instruments	Cash collateral received	Net Amount
Derivative financial instruments used for hedging – receivable – at fair value	14,682	-	14,682	-	(30,388)	(15,706)
Total	14,682	-	14,682	-	(30,388)	(15,706)

35

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

4.	Financial instruments (continued)

Offsetting of financial assets and liabilities (continued)

a)	Derivative financial instruments – assets (continued)

December 31, 2017
		Gross amounts offset in the consolidated	Net amount of assets presented in the	Gross amounts not offset in the consolidated statement of financial position
Description	Gross amounts assets	statement of financial position	consolidated statement of financial position	Financial instruments	Cash collateral received	Net Amount
Derivative financial instruments used for hedging – receivable – at fair value	13,338	-	13,338	-	(22,304)	(8,966)
Total	13,338	-	13,338	-	(22,304)	(8,966)

The following table presents the reconciliation of assets that have been offset or are subject to master netting agreements to individual line items in the consolidated statement of financial position:

	March 31, 2018
Description	Gross amounts of assets	Gross amounts offset in the consolidated statement of financial position	Net amount of assets presented in the consolidated statement of financial position
Derivative financial instruments used for hedging – receivable – at fair value	14,682	-	14,682
Total	14,682	-	14,682

	December 31, 2017
Description	Gross amounts of assets	Gross amounts offset in the consolidated statement of financial position	Net amount of assets presented in the consolidated statement of financial position
Derivative financial instruments used for hedging – receivable – at fair value	13,338	-	13,338
Total	13,338	-	13,338

36

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

4.	Financial instruments (continued)

Offsetting of financial assets and liabilities (continued)

b)	Financial liabilities and derivative financial instruments – liabilities

March 31, 2018
		Gross amounts offset in the	Net amount of liabilities Presented in the	Gross amounts not offset in the consolidated statement of financial position
Description	Gross amounts of liabilities	consolidated statement of financial position	consolidated statement of financial position	Financial instruments	Cash collateral pledged	Net Amount
Securities sold under repurchase agreements	49,316	-	49,316	(49,316)	-	-
Derivative financial instruments used for hedging – payable – at fair value	12,469	-	12,469	-	(29,161)	(16,692)
Total	61,785	-	61,785	(49,316)	(29,161)	(16,692)

December 31, 2017
		Gross amounts offset in the	Net amount of liabilities presented in the	Gross amounts not offset in the consolidated statement of financial position
Description	Gross amounts of liabilities	consolidated statement of financial position	consolidated statement of financial position	Financial instruments	Cash collateral pledged	Net Amount

Derivative financial instruments used for hedging – payable – at fair value	34,943	-	34,943	-	(50,241)	(15,298)
Total	34,943	-	34,943	-	(50,241)	(15,298)

37

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

4.	Financial Instruments (continued)

Offsetting of financial assets and liabilities (continued)

b)	Financial liabilities and derivative financial instruments – liabilities (continued)

The following table presents the reconciliation of liabilities that have been offset or are subject to master netting agreements to individual line items in the consolidated statement of financial position:

	March 31, 2018
Description	Gross amounts of liabilities	Gross amounts offset in the consolidated statement of financial position	Net amount of liabilities presented in the consolidated statement of financial position
Securities sold under repurchase agreements	49,316	-	49,316
Derivative financial instruments:
Derivative financial instruments used for hedging – payable – at fair value	12,469	-	12,469
Total derivative financial instruments	12,469	-	12,469

	December 31, 2017
Description	Gross amounts of liabilities	Gross amounts offset in the consolidated statement of financial position	Net amount of liabilities presented in the consolidated statement of financial position
Derivative financial instruments:
Derivative financial instruments used for hedging – payable – at fair value	34,943	-	34,943
Total derivative financial instruments	34,943	-	34,943

38

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

5.	Loans commitments and financial guarantees contracts

In the normal course of business, to meet the financing needs of its customers, the Bank is party to loans commitments and financial guarantees contracts. These instruments involve, to varying degrees, elements of credit and market risk more than the amount recognized in the consolidated statement of financial position. Credit risk represents the possibility of loss resulting from the failure of a customer to perform in accordance with the terms of a contract.

The Bank’s outstanding loans commitments and financial guarantees contracts are as follows:

	March 31, 2018	December 31, 2017
Confirmed letters of credit	291,172	273,449
Stand-by letters of credit and guaranteed – Commercial risk	180,053	168,976
Credit commitments	30,577	45,578
Total	501,802	488,003

The remaining maturity profile of the Bank’s outstanding loans commitments and financial guarantees contracts is as follows:

Maturities	March 31, 2018	December 31, 2017
Up to 1 year	471,224	457,168
From 1 to 2 years	-	257
From 2 to 5 years	30,000	30,000
More than 5 years	578	578
Total	501,802	488,003

Loans commitments and financial guarantees contracts classified by issuer’s credit quality indicators are as follows:

Rating(1)	March 31, 2018	December 31, 2017
1-4	178,048	151,934
5-6	323,754	336,069
7	-	-
8	-	-
9	-	-
10	-	-
Total	501,802	488,003

(1)       Current ratings as of March 31, 2018 and December 31, 2017, respectively.

39

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

5.	Loans commitments and financial guarantees contracts (continued)

The breakdown of the Bank’s loans commitments and financial guarantees contracts exposure by country risk is as follows:

	March 31, 2018	December 31, 2017
Country:
Argentina	7,341	7,546
Bolivia	291	200
Canada	425	425
Chile	-	15,000
Colombia	91,021	91,020
Costa Rica	18,355	19,848
Dominican Republic	23,107	-
Ecuador	243,246	252,800
El Salvador	585	767
Guatemala	11,700	11,788
Honduras	1,110	890
Mexico	47,769	35,643
Panama	32,405	31,260
Paraguay	-	22
Peru	377	17,618
Uruguay	24,430	3,176
Total	501,802	488,003

Letters of credit and guarantees

The Bank, on behalf of its client’s base, advises and confirms letters of credit to facilitate foreign trade transactions. When confirming letters of credit, the Bank adds its own unqualified assurance that the issuing bank will pay and that if the issuing bank does not honor drafts drawn on the letter of credit, the Bank will. The Bank provides stand-by letters of credit and guarantees, which are issued on behalf of institutional clients in connection with financing between its clients and third parties. The Bank applies the same credit policies used in its lending process, and once issued the commitment is irrevocable and remains valid until its expiration. Credit risk arises from the Bank's obligation to make payment in the event of a client’s contractual default to a third party. Risks associated with stand-by letters of credit and guarantees are included in the evaluation of the Bank’s overall credit risk.

Credit commitments

Commitments to extend credit are binding legal agreements to lend to clients. Commitments generally have fixed expiration dates or other termination clauses and require payment of a fee to the Bank. As some commitments expire without being drawn down, the total commitment amounts do not necessarily represent future cash requirements.

40

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

5.	Loans commitments and financial guarantees contracts (continued)

The allowances for credit losses related to loans commitments and financial guarantees contracts are as follows:

	Stage 1 (1)	Stage 2 (2)	Stage 3 (3)	Total
Allowance for expected credit losses as of December 31, 2017	1,358	5,487	-	6,845
Transfer to lifetime expected credit losses	-	-	-	-
Transfer to credit-impaired instruments	-	-	-	-
Transfer to 12-month expected credit losses	-	-	-	-
Net effect of changes in reserve for expected credit loss	(200)	(17)	-	(217)
Instruments that have been derecognized during the period	(827)	-	-	(827)
Changes due to instruments recognized as of December 31, 2017:	(1,027)	(17)	-	(1,044)
New instruments originated or purchased	1,623	-	-	1,623
Allowance for expected credit losses as of March 31, 2018	1,954	5,470	-	7,424

	Stage 1 (1)	Stage 2 (2)	Stage 3 (3)	Total
Allowance for expected credit losses as of December 31, 2016	1,143	4,633	-	5,776
Transfer to lifetime expected credit losses	(1)	1	-	-
Transfer to credit-impaired instruments	-	-	-	-
Transfer to 12-month expected credit losses	-	-	-	-
Net effect of changes in reserve for expected credit loss	(54)	853	-	799
Instruments that have been derecognized during the year	(971)	-	-	(971)
Changes due to instruments recognized as of December 31, 2016:	(1,026)	854	-	(172)
New instruments originated or purchased	1,241	-	-	1,241
Allowance for expected credit losses as of December 31, 2017	1,358	5,487	-	6,845

(1)	12-month expected credit losses.
(2)	Lifetime expected credit losses.
(3)	Credit-impaired financial assets (lifetime expected credit losses).

The reserve for expected credit losses on loans commitments and financial guarantees contracts reflects the Bank’s Management estimate of expected credit losses items such as: confirmed letters of credit, stand-by letters of credit, guarantees and credit commitments.

41

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

6.	Other assets

Following is a summary of other assets:

	March 31, 2018	December 31, 2017
Accounts receivable	7,008	6,793
Real estate owned (1)	5,119	5,119
IT projects under development	1,531	1,405
Other (2)	5,377	5,510
	19,035	18,827

(1) Other real estate owned as dation in payment.

(2) As of March 31, 2018, and December 31, 2017, $1.7 million corresponds to leasing under development.

7.	Deposits

The maturity profile of the Bank’s deposits is as follows:

	March 31, 2018	December 31, 2017
Demand	42,001	82,064
Up to 1 month	1,088,761	1,147,772
From 1 month to 3 months	557,901	492,205
From 3 months to 6 months	355,430	411,159
From 6 months to 1 year	591,750	571,500
From 1 year to 2 years	27,063	76,422
From 2 years to 5 years	151,309	147,722
	2,814,215	2,928,844

The following table presents additional information regarding the Bank’s deposits:

	March 31, 2018	December 31, 2017
Aggregate amounts of time deposits of $100,000 or more	2,813,808	2,928,425
Aggregate amounts of deposits in the New York Agency	250,941	266,158

	Three months ended March 31st
	2018	2017	2016
Interest expense paid to deposits in the New York Agency.	1,153	710	388

8.	Securities sold under repurchase agreements

The Bank’s financial liabilities under repurchase agreements amounted to $49,316 as of March 31, 2018.

As of December 31, 2017, the Bank does not have financing transactions under repurchase agreements.

During the periods ended March 31, 2018 and 2016, interest expense related to financing transactions under repurchase agreements totaled $32 and $270, respectively, corresponding to interest expense generated by the financing contracts under repurchase agreements. These expenses are included in the interest expense – short-term and long-termborrowings and debt line in the consolidated statements of profit or loss.

As of March 31, 2017, the Bank did not incur in any interest expense generated by financial liabilities under repurchase agreements.

42

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

9.	Borrowings and debt

Short-term borrowings and debt

The breakdown of short-term (original maturity of less than one year) borrowings and debt, together with contractual interest rates, is as follows:

	March 31, 2018	December 31, 2017
Short-term Borrowings:
At fixed interest rates	125,625	429,069
At floating interest rates	610,447	633,154
Total borrowings	736,072	1,062,223
Short-term Debt:
At fixed interest rates	13,500	10,500
At floating interest rates	27,395	-
Total debt	40,895	10,500
Total short-term borrowings and debt	776,967	1,072,723

Average outstanding balance during the period	984,930	710,021
Maximum balance at any month-end	1,057,619	1,072,723
Range of fixed interest rates on borrowing and debt in U.S. dollars	1.95%	1.60% to 1.95%
Range of floating interest rates on borrowing in U.S. dollars	2.04% to 2.47%	1.77% to 2.08%
Range of fixed interest rates on borrowing in Mexican pesos	8.19% to 8.27%	7.92%
Range of floating interest rate on borrowing in Mexican pesos	8.12% to 8.19%	7.68% to 7.89%
Weighted average interest rate at end of the period	2.93%	2.16%
Weighted average interest rate during the period	2.67%	1.66%

The balances of short-term borrowings and debt by currency, is as follows:

	March 31, 2018	December 31, 2017
Currency
US dollar	643,500	1,044,500
Mexican peso	133,467	28,223
Total	776,967	1,072,723

43

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

9.	Borrowings and debt (continued)

Long-term borrowings and debt

Borrowings consist of long-term and syndicated loans obtained from international banks. Debt instruments consist of public and private issuances under the Bank's Euro Medium Term Notes Program (“EMTN”) as well as public issuances in the Mexican market. The breakdown of borrowings and long-term debt (original maturity of more than one year), together with contractual interest rates gross of prepaid commission of $3,760 and $4,211 as of March 31, 2018 and December 31, 2017, respectively, is as follows:

	March 31, 2018	December 31, 2017
Long-term Borrowings:
At fixed interest rates with due dates from April 2018 to February 2022	73,362	44,011
At floating interest rates with due dates from August 2019 to March 2021	429,000	379,000
Total borrowings	502,362	423,011
Long-term Debt:
At fixed interest rates with due dates from July 2018 to March 2024	518,164	532,305
At floating interest rates with due dates from April 2019 to January 2023	107,142	187,739
Total long-term debt	625,306	720,044
Total long-term borrowings and debt	1,127,668	1,143,055
Less: Prepaid commission	(3,760)	(4,211)
Total long-term borrowings and debt, net	1,123,908	1,138,844

Net average outstanding balance during the year	1,111,615	1,477,788
Maximum outstanding balance at any month – end	1,144,448	2,010,078
Range of fixed interest rates on borrowing and debt in U.S. dollars	1.35% to 3.25%	1.35% to 3.25%
Range of floating interest rates on borrowing and debt in U.S. dollars	2.62% to 3.49%	2.61% to 3.01%
Range of fixed interest rates on borrowing in Mexican pesos	5.05% to 9.09%	4.89% to 9.09%
Range of floating interest rates on borrowing and debt in Mexican pesos	8.44%	7.99% to 8.00%
Range of fixed interest rate on debt in Japanese yens	0.46% to 0.50%	0.46% to 0.81%
Range of fixed interest rate on debt in Euros	3.75%	3.75%
Range of fixed interest rate on debt in Australian dollar	3.33%	3.33%
Weighted average interest rate at the end of the period	3.73%	3.60%
Weighted average interest rate during the period	3.69%	3.43%

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Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

9.	Borrowings and debt (continued)

Long-term borrowings and debt (continued)

The balances of long-term borrowings and debt by currency, excluding prepaid commission, is as follows:

	March 31, 2018	December 31, 2017
Currency
US dollar	845,914	753,981
Mexican peso	110,504	206,750
Japanese yen	84,419	98,711
Euro	63,796	60,178
Australian dollar	23,035	23,435
Total	1,127,668	1,143,055

The Bank's funding activities include: (i) EMTN, which may be used to issue notes for up to $2.3 billion, with maturities from 7 days up to a maximum of 30 years, at fixed or floating interest rates, or at discount, and in various currencies. The notes are generally issued in bearer or registered form through one or more authorized financial institutions; (ii) Short-and Long-Term Notes “Certificados Bursatiles” Program (the “Mexico Program”) in the Mexican local market, registered with the Mexican National Registry of Securities maintained by the National Banking and Securities Commission in Mexico (“CNBV”, for its acronym in Spanish), for an authorized aggregate principal amount of 10 billion Mexican pesos with maturities from one day to 30 years.

Some borrowing agreements include various events of default and covenants related to minimum capital adequacy ratios, incurrence of additional liens, and asset sales, as well as other customary covenants, representations and warranties. As of March 31, 2018, the Bank was in compliance with all covenants.

The future payments of long-term borrowings and debt outstanding as of March 31, 2018, are as follows:

Payments	Outstanding

2018	17,945
2019	367,253
2020	452,723
2021	200,898
2022	10,053
2023	15,000
2024	63,796
1,127,668

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Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

10.	Other liabilities

Following is a summary of other liabilities:

	March 31, 2018	December 31, 2017
Accruals and other accumulated expenses	5,619	8,018
Accounts payable	13,377	9,307
Others	3,070	3,226
	22,066	20,551

11.	Earnings per share

The following table presents a reconciliation of the income and share data used in the basic and diluted earnings per share (“EPS”) computations for the dates indicated:

	March 31, 2018	March 31, 2017	March 31, 2016
(Thousands of U.S. dollars)
Profit for the period	14,498	23,458	23,438

(U.S. dollars)
Basic earnings per share	0.37	0.60	0.60
Diluted earnings per share	0.37	0.60	0.60

(Share units)
Weighted average common shares outstanding - applicable to basic	39,466	39,188	38,997

Effect of diluted securities:
Stock options and restricted stock units plan	26	108	124
Adjusted weighted average common shares outstanding applicable to diluted EPS	39,492	39,296	39,121

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Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

12.	Capital and additional paid-in capital in excess

Common stock

The Bank’s common stock is divided into four categories:

1)	“Class A”; shares may only be issued to Latin American Central Banks or banks in which the state or other government agency is the majority shareholder.
2)	“Class B”; shares may only be issued to banks or financial institutions.
3)	“Class E”; shares may be issued to any person whether a natural person or a legal entity.
4)	“Class F”; may only be issued to state entities and agencies of non-Latin American countries, including, among others, central banks and majority state-owned banks in those countries, and multilateral financial institutions either international or regional institutions.

The holders of “Class B” shares have the right to convert or exchange their “Class B” shares, at any time, and without restriction, for “Class E” shares, at a rate of one-to-one.

The following table provides detailed information on the Bank’s common stock activity per class for each of the periods in the three-years ended March 31, 2018, 2017and 2016:

(Share units)	“Class A”	“Class B”	“Class E”	“Class F”	Total
Authorized	40,000,000	40,000,000	100,000,000	100,000,000	280,000,000

Outstanding at January 1, 2016	6,342,189	2,474,469	30,152,247	-	38,968,905
Conversions	-	-	-	-	-
Restricted stock issued – directors	-	-	-	-	-
Exercised stock options - compensation plans	-	-	-	-	-
Restricted stock units – vested	-	-	91,454	-	91,454
Outstanding at March 31, 2016	6,342,189	2,474,469	30,243,701	-	39,060,359

Outstanding at January 1, 2017	6,342,189	2,474,469	30,343,390	-	39,160,048
Restricted stock issued – directors	-	-	-	-	-
Exercised stock options - compensation plans	-	-	1,616	-	1,616
Restricted stock units – vested	-	-	65,265	-	65,265
Outstanding at March 31, 2017	6,342,189	2,474,469	30,410,271	-	39,226,929

Outstanding at January 1, 2018	6,342,189	2,408,806	30,677,840	-	39,428,835
Conversions	-	(64,386)	64,386	-	-
Repurchase common stock	-	-	-	-	-
Restricted stock issued – directors	-	-	-	-	-
Exercised stock options - compensation plans	-	-	102,918	-	102,918
Restricted stock units – vested	-	-	13,756	-	13,756
Outstanding at March 31, 2018	6,342,189	2,344,420	30,858,900	-	39,545,509

Additional paid-in capital in excess

As of March 31, 2018, and December 31, 2017, the additional paid-in capital consists of additional cash contributions to the common capital paid by shareholders.

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Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

13.	Treasury stock

The following table presents information regarding shares repurchased but not retired by the Bank and accordingly classified as treasury stock:

	“Class A”		“Class B”		“Class E”		Total
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Outstanding at January 1, 2016	318,140	10,708	589,174	16,242	2,103,620	46,447	3,010,934	73,397
Repurchase of common stock	-	-	-	-	-	-	-	-
Restricted stock issued – directors	-	-	-	-	-	-	-	-
Exercised stock options - compensation plans	-	-	-	-	-	-	-	-
Restricted stock units – vested	-	-	-	-	(64,870)	(1,433)	(64,870)	(1,433)
Outstanding at March 31, 2016	318,140	10,708	589,174	16,242	2,038,750	45,014	2,946,064	71,964

Outstanding at January 1, 2017	318,140	10,708	589,174	16,242	1,912,477	42,226	2,819,791	69,176
Repurchase of common stock	-	-	-	-	-	-	-	-
Restricted stock issued – directors	-	-	-	-	-	-	-	-
Exercised stock options - compensation plans	-	-	-	-	(1,616)	(35)	(1,616)	(35)
Restricted stock units – vested	-	-	-	-	(65,265)	(1,441)	(65,265)	(1,441)
Outstanding at March 31, 2017	318,140	10,708	589,174	16,242	1,845,596	40,750	2,752,910	67,700

Outstanding at January 1, 2018	318,140	10,708	590,174	16,270	1,642,690	36,270	2,551,004	63,248
Repurchase of common stock	-	-	-	-	-	-	-	-
Restricted stock issued - directors	-	-	-	-	-	-	-	-
Exercised stock options - compensation plans	-	-	-	-	(102,918)	(2,273)	(102,918)	(2,273)
Restricted stock units - vested	-	-	-	-	(13,756)	(304)	(13,756)	(304)
Outstanding at March 31, 2018	318,140	10,708	590,174	16,270	1,526,016	33,693	2,434,330	60,671

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Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

14.	Accumulated other comprehensive income (loss)

The breakdown of accumulated other comprehensive income (loss) related to financial instruments at FVOCI, derivative financial instruments, and foreign currency translation is as follows:

	Financial instruments at FVOCI	Derivative financial instruments	Foreign currency translation adjustment	Total
Balance as of January 1, 2016	(8,931)	(1,750)	-	(10,681)
Change in fair value for revaluation by debt instrument, net of hedging	2,900	(1,099)	-	1,801
Reclassification adjustment for (gains) loss included in the net profit (1)	528	(321)	-	207
Other comprehensive income (loss) from the period	3,428	(1,420)	-	2,008
Balance as of March 31, 2016	(5,503)	(3,170)	-	(8,673)

Balance as of January 1, 2017	(853)	(1,948)	-	(2,801)
Change in fair value for revaluation by debt instrument, net of hedging	120	817	-	937
Reclassification adjustment for (gains) loss included in the net profit (1)	105	(2,590)	-	(2,485)
Other comprehensive income (loss) from the period	225	(1,773)	-	(1,548)
Balance as of March 31, 2017	(628)	(3,721)	-	(4,349)

Balance as of January 1, 2018	(385)	858	1,490	1,963
Change in fair value for revaluation by debt instrument, net of hedging	26	1,265	-	1,291
Change in fair value for revaluation by equity instrument, net of hedging	(555)	(68)	-	(623)
Reclassification adjustment for (gains) loss included in the net profit (1)	2	1,158	-	1,160
Foreign currency translation adjustment	-	-	(175)	(175)
Other comprehensive income (loss) from the period	(527)	2,355	(175)	1,653
Balance as of March 31, 2018	(912)	3,213	1,315	3,616

(1) Reclassification adjustments include amounts recognized in profit of the year that had been part of other comprehensive income (loss) in this and previous periods.

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Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

14.	Accumulated other comprehensive income (loss) (continued)

The following table presents amounts reclassified from other comprehensive income to the profit of the period:

March 31, 2018
Details about accumulated other comprehensive income components	Amount reclassified from accumulated other comprehensive income	Affected line item in the consolidated statement of profit or loss where net income is presented
Realized gains (losses) on financial instruments at FVOCI:	-	Interest income – financial instruments at FVOCI
	-	Net gain on sale of financial instruments at FVOCI
	(2)	Derivative financial instruments and hedging
(2)

Gains (losses) on derivative financial instruments:
Foreign exchange forward	(418)	Interest income – loans at amortized cost
	(1,110)	Interest expense – borrowings and deposits
	379	Net gain (loss) on foreign currency exchange
Interest rate swaps	(9)	Net gain (loss) on interest rate swaps
Cross-currency interest rate swap	-	Net gain (loss) on cross-currency interest rate swap
(1,158)

March 31, 2017
Details about accumulated other comprehensive income components	Amount reclassified from accumulated other comprehensive income	Affected line item in the consolidated statement of profit or loss where net income is presented
Realized gains (losses) on financial instruments at FVOCI:	-	Interest income – financial instruments at FVOCI
	(36)	Net gain on sale of financial instruments at FVOCI
	(69)	Derivative financial instruments and hedging
	(105)

Gains (losses) on derivative financial instruments:
Foreign exchange forward	(1,871)	Interest income – loans at amortized cost
	781	Interest expense – borrowings and deposits
	3,515	Net gain (loss) on foreign currency exchange
Interest rate swaps	163	Net gain (loss) on interest rate swaps
Cross-currency interest rate swap	2	Net gain (loss) on cross-currency interest rate swap
	2,590

50

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

14.	Accumulated other comprehensive income (loss) (continued)

March 31, 2016
Details about accumulated other comprehensive income components	Amount reclassified from accumulated other comprehensive income	Affected line item in the consolidated statement of profit or loss where net income is presented
Realized gains (losses) on financial instruments at FVOCI:	(221)	Interest income – financial instruments at FVOCI
	50	Net gain on sale of financial instruments at FVOCI
	(357)	Derivative financial instruments and hedging
	(528)

Gains (losses) on derivative financial instruments:
Foreign exchange forward	(752)	Interest income – loans at amortized cost
	177	Interest expense – borrowings and deposits
	264	Net gain (loss) on foreign currency exchange
Interest rate swaps	578	Net gain (loss) on interest rate swaps
Cross-currency interest rate swap	84	Net gain (loss) on cross-currency interest rate swap
	321

15.	Business segment information

The Bank’s activities are managed and executed in two business segments: Commercial and Treasury. The business segment results are determined based on the Bank’s managerial accounting process as defined by IFRS 8 – Operating Segments, which assigns consolidated statement of financial positions, revenue and expense items to each business segment on a systematic basis. The Chief Operating Decision Maker (CODM), represented by the Chief Executive Officer (CEO) and the Executive Committee reviews internal management reports from each division at least quarterly. Segment profit, as included in the internal management reports is used to measure performance as management believes that this information is the most relevant in evaluating the results of the respective segments relative to other entities that operate within the same industry.

The Bank’s net interest income represents the main driver of profits; therefore, the Bank presents its interest-earning assets by business segment, to give an indication of the size of business generating net interest income. Interest-earning assets also generate gains and losses on sales, such as for financial instruments at fair value through OCI and financial instruments at fair value through profit or loss, which are included in net other income, in the Treasury Segment. The Bank also discloses its other assets and contingencies by business segment, to give an indication of the size of business that generates net fees and commissions, also included in net other income, in the Commercial Business Segment.

The Commercial Business Segment incorporates all of the Bank’s financial intermediation and fees generated by the commercial portfolio. The commercial portfolio includes book value of loans at amortized cost, acceptances, loan commitments and financial guarantee contracts. Profits from the Commercial Business Segment include net interest income from loans at amortized cost, fee income, gain on sale of loans at amortized cost, impairment loss from expected credit losses on loans at amortized cost, impairment loss from expected credit losses on loan commitments and financial guarantee contracts, and allocated expenses.

The Treasury Business Segment incorporates deposits in banks and all the Bank’s financial instruments at fair value through profit or loss, financial instruments at fair value through OCI and securities at amortized cost. Profits from the Treasury Business Segment include net interest income from deposits with banks, financial instruments at fair value through OCI and securities at amortized cost, derivative financial instruments foreign currency exchange, gain (loss) for financial instrument at fair value through profit or loss, gain (loss) for financial instrument at fair value through OCI, impairment loss for expected credit losses on investment securities, other income and allocated expenses.

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Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

15.	Business segment information (continued)

The following table provides certain information regarding the Bank’s operations by segment:

	Periods ended March 31st
	2018(1)	2017(1)	2016(1)
Commercial
Interest income	53,890	56,427	58,253
Interest expense	(26,780)	(23,136)	(23,037)
Net interest income	27,110	33,291	32,216
Net other income (2)	2,551	3,479	2,819
Total income	29,661	36,770	38,035
Impairment loss from expected credit losses on loans and impairment loss from expected credit losses on loan commitments and financial guarantee contracts	(1,956)	(4,116)	(1,230)
Expenses, less impairment loss from expected credit losses	(10,761)	(8,700)	(9,578)
Profit for the period	16,944	23,954	27,227
Commercial assets and loan commitments and financial guarantee contracts (end of period balances):
Interest-earning assets (3 and 5)	5,219,397	5,732,359	6,013,482
Other assets and loan commitments and financial guarantee contracts (4)	506,164	401,266	381,052
Total interest-earning assets, other assets and loan commitments and financial guarantee contracts	5,725,561	6,133,625	6,394,534

Treasury
Interest income	3,547	2,704	2,905
Interest expense	(4,067)	(1,563)	1,397
Net interest income	(520)	1,141	4,302
Net other income (2)	1,602	415	(5,302)
Total income	1,082	1,556	(1,000)
Impairment loss for expected credit losses on investment securities	25	454	(7)
Expenses, less impairment loss for expected credit losses	(3,552)	(2,506)	(2,782)
Profit (loss) for the period	(2,445)	(496)	(3,789)
Treasury assets (end of period balances):
Interest-earning assets (3 and 5)	645,025	1,364,229	1,177,961
Total interest-earning assets	645,025	1,364,229	1,177,961
52

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

15.	Business segment information (continued)

	Periods ended March 31st
Combined business segment total	2018 (1)	2017 (1)	2016 (1)
Interest income	57,437	59,131	61,158
Interest expense	(30,847)	(24,699)	(21,640)
Net interest income	26,590	34,432	39,518
Net other income (2)	4,153	3,894	(2,483)
Total income	30,743	38,326	37,035
Impairment loss from expected credit losses on loans and impairment loss from expected credit losses on loan commitments and financial guarantee contracts	(1,956)	(4,116)	(1,230)
Impairment loss from expected credit losses on investment securities	25	454	(7)
Expenses, less impairment loss from expected credit losses	(14,313)	(11,206)	(12,360)
Profit for the period	14,499	23,458	23,438

	March 31, 2018	December 31, 2017
Total assets and loan commitments and financial guarantee contracts (end of period balances):
Interest-earning assets (3 and 5)	5,864,422	6,258,584
Other assets and loan commitments and financial guarantee contracts (4)	506,164	493,794
Total interest-earning assets, other assets and loan commitments and financial guarantee contracts	6,370,586	6,752,378

(1)	The numbers set out in these tables have been rounded and accordingly may not total exactly.
(2)	Net other income consists of other income including gains on sale of loans, gains (loss) per financial instrument at FVTPL and FVOCI, derivative instruments and foreign currency exchange.
(3)	Includes deposits and loans, net of unearned interest and deferred fees.
(4)	Includes customers’ liabilities under acceptances, loans commitments and financial guarantees contracts.
(5)	Includes cash and cash equivalents, interest-bearing deposits with banks, financial instruments at fair value through OCI, financial instruments at amortized cost and financial instruments at fair value through profit or loss.

	March 31, 2018	December 31, 2017
Reconciliation of total assets:
Interest-earning assets – business segment	5,864,422	6,258,584
Equity investment	7,846	8,402
Allowance for expected credit losses on loans	(82,670)	(81,294)
Allowance for expected credit losses on securities at amortized cost	(170)	(196)
Customers’ liabilities under acceptances	4,940	6,369
Intangibles, net	5,115	5,425
Accrued interest receivable	34,724	30,872
Property and equipment, net	7,120	7,420
Derivative financial instruments used for hedging - receivable	14,682	13,338
Other assets	19,035	18,827
Total assets – consolidated financial statements	5,875,044	6,267,747

53

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

16.	Fair value of financial instruments

The Bank determines the fair value of its financial instruments using the fair value hierarchy established in IFRS 13 - Fair Value Measurements and Disclosure, which requires the Bank to maximize the use of observable inputs (those that reflect the assumptions that market participants would use in pricing the asset or liability developed based on market information obtained from sources independent of the reporting entity) and to minimize the use of unobservable inputs (those that reflect the reporting entity’s own assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances) when measuring fair value. Fair value is used on a recurring basis to measure assets and liabilities in which fair value is the primary basis of accounting. Additionally, fair value is used on a non-recurring basis to evaluate assets and liabilities for impairment or for disclosure purposes. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Depending on the nature of the asset or liability, the Bank uses some valuation techniques and assumptions when estimating fair value. The Bank applied the following fair value hierarchy:

Level 1 – Assets or liabilities for which an identical instrument is traded in an active market, such as publicly-traded instruments or futures contracts.

Level 2 – Assets or liabilities valued based on observable market data for similar instruments, quoted prices in markets that are not active; or other observable inputs that can be corroborated by observable market data for substantially the full term of the asset or liability.

Level 3 – Assets or liabilities for which significant valuation assumptions are not readily observable in the market; instruments measured based on the best available information, which might include some internally-developed data, and considers risk premiums that a market participant would require.

When determining the fair value measurements for assets and liabilities that are required or permitted to be recorded at fair value, the Bank considers the principal or most advantageous market in which it would transact and considers the assumptions that market participants would use when pricing the asset or liability. When possible, the Bank uses active and observable markets to price identical assets or liabilities. When identical assets and liabilities are not traded in active markets, the Bank uses observable market information for similar assets and liabilities. However, certain assets and liabilities are not actively traded in observable markets and the Bank must use alternative valuation techniques to determine the fair value measurement. The frequency of transactions, the size of the bid-ask spread and the size of the investment are factors considered in determining the liquidity of markets and the relevance of observed prices in those markets.

When there has been a significant decrease in the volume or level of activity for a financial asset or liability, the Bank uses the present value technique which considers market information to determine a representative fair value in usual market conditions.

A description of the valuation methodologies used for assets and liabilities measured at fair value on a recurring basis, including the general classification of such assets and liabilities under the fair value hierarchy is presented below:

Financial instruments at FVTPL and FVOCI

Financial instruments at FVTPL are carried at fair value, which is based upon quoted prices when available, or if quoted market prices are not available, on discounted expected cash flows using market rates commensurate with the credit quality and maturity of the security.

Financial instruments at FVOCI are carried at fair value, based on quoted market prices when available, or if quoted market prices are not available, based on discounted expected cash flows using market rates commensurate with the credit quality and maturity of the security.

When quoted prices are available in an active market, financial instruments at FVOCI and financial instruments at FVTPL are classified in level 1 of the fair value hierarchy. If quoted market prices are not available or they are available in markets that are not active, then fair values are estimated based upon quoted prices of similar instruments, or where these are not available, by using internal valuation techniques, principally discounted cash flows models. Such securities are classified within level 2 of the fair value hierarchy.

54

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Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

16.	Fair value of financial instruments (continued)

Derivative financial instruments

The valuation techniques and inputs depend on the type of derivative and the nature of the underlying instrument. Exchange-traded derivatives that are valued using quoted prices are classified within level 1 of the fair value hierarchy.

For those derivative contracts without quoted market prices, fair value is based on internal valuation techniques using inputs that are readily observable and that can be validated by information available in the market. The principal technique used to value these instruments is the discounted cash flows model and the key inputs considered in this technique include interest rate yield curves and foreign exchange rates. These derivatives are classified within level 2 of the fair value hierarchy.

The fair value adjustments applied by the Bank to its derivative carrying values include credit valuation adjustments (“CVA”), which are applied to OTC derivative instruments, in which the base valuation generally discounts expected cash flows using the Overnight Index Swap (“OIS”) interest rate curves. Because not all counterparties have the same credit risk as that implied by the relevant OIS curve, a CVA is necessary to incorporate the market view of both, counterparty credit risk and the Bank’s own credit risk, in the valuation.

Own-credit and counterparty CVA is determined using a fair value curve consistent with the Bank’s or counterparty credit rating. The CVA is designed to incorporate a market view of the credit risk inherent in the derivative portfolio. However, most of the Bank’s derivative instruments are negotiated bilateral contracts and are not commonly transferred to third parties. Derivative instruments are normally settled contractually, or if terminated early, are terminated at a value negotiated bilaterally between the counterparties. Therefore, the CVA (both counterparty and own-credit) may not be realized upon a settlement or termination in the normal course of business. In addition, all or a portion of the CVA may be reversed or otherwise adjusted in future periods in the event of changes in the credit risk of the Bank or its counterparties or due to the anticipated termination of the transactions.

Transfer of financial assets

Gains or losses on sale of loans depend in part on the carrying amount of the financial assets involved in the transfer, and its fair value at the date of transfer. The fair value of instruments is determined based upon quoted market prices when available, or are based on the present value of future expected cash flows using information related to credit losses, prepayment speeds, forward yield curves, and discounted rates commensurate with the risk involved.

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Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

16.	Fair value of financial instruments (continued)

Financial instruments measured at fair value on a recurring basis by caption on the consolidated statement of financial positions using the fair value hierarchy are described below:

	March 31, 2018
	Level 1(a)	Level 2(b)	Level 3(c)	Total
Assets
Securities at fair value through OCI:
Equity investments	7,846	-	-	7,846
Sovereign debt	16,467	-	-	16,467
Total securities at fair value through OCI	24,313	-	-	24,313
Derivative financial instruments used for hedging – receivable:
Interest rate swaps	-	951	-	951
Cross-currency interest rate swaps	-	3,634	-	3,634
Foreign exchange forward	-	10,097	-	10,097
Total derivative financial instrument used for hedging – receivable	-	14,682	-	14,682
Total financial assets at fair value	24,313	14,682	-	38,995

Liabilities
Derivative financial instruments used for hedging – payable:
Interest rate swaps	-	5,508	-	5,508
Cross-currency interest rate swaps	-	5,765	-	5,765
Foreign exchange forward	-	1,196	-	1,196
Total derivative financial instruments used for hedging – payable	-	12,469	-	12,469
Total financial liabilities at fair value	-	12,469	-	12,469

(a)	Level 1: Quoted market prices in an active market.
(b)	Level 2: Quoted market prices in an inactive market or internally developed models with significant observable market.
(c)	Level 3: Internally developed models with significant unobservable market information.

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Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

16.	Fair value of financial instruments (continued)

	December 31, 2017
	Level 1(a)	Level 2(b)	Level 3(c)	Total
Assets
Securities at fair value through OCI:
Corporate debt	8,402	-	-	8,402
Sovereign debt (1)	16,733	-	-	16,733
Total securities at fair value through OCI	25,135	-	-	25,135
Derivative financial instruments used for hedging – receivable:
Interest rate swaps	-	129	-	129
Cross-currency interest rate swaps	-	4,550	-	4,550
Foreign exchange forward	-	8,659	-	8,659
Total derivative financial instrument used for hedging – receivable	-	13,338	-	13,338
Total financial assets at fair value	25,135	13,338	-	38,473

Liabilities
Derivative financial instruments used for hedging – payable:
Interest rate swaps	-	4,789	-	4,789
Cross-currency interest rate swaps	-	30,154	-	30,154
Total derivative financial instruments used for hedging – payable	-	34,943	-	34,943
Total financial liabilities at fair value	-	34,943	-	34,943

(a)	Level 1: Quoted market prices in an active market.
(b)	Level 2: Quoted market prices in an inactive market or internally developed models with significant observable market.
(c)	Level 3: Internally developed models with significant unobservable market information.

(1)	At December 31, 2017, securities at fair value through OCI for $2,955 were reclassified from level 2 to level 1 of the fair value hierarchy given that Bloomberg's valuation "BVAL" for these values increased from 7 (in 2016) to 10 (in 2017).

The following information should not be interpreted as an estimate of the fair value of the Bank. Fair value calculations are only provided for a limited portion of the Bank’s financial assets and liabilities. Due to a wide range of valuation techniques and the degree of subjectivity used in making the estimates, comparison of fair value information of the Bank and other companies may not be meaningful for comparative analysis.

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Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

16.	Fair value of financial instruments (continued)

The following methods and assumptions were used by the Bank’s management in estimating the fair values of financial instruments whose fair value is not measured on a recurring basis:

Financial instruments with carrying value that approximates fair value

The carrying value of certain financial assets, including cash and due from banks, interest-bearing deposits in banks, customers’ liabilities under acceptances, accrued interest receivable and certain financial liabilities including customer’s demand and time deposits, securities sold under repurchase agreements, accrued interest payable, and acceptances outstanding, as a result of their short-term nature, are considered to approximate fair value. These instruments are classified in Level 2.

Securities at amortized cost

The fair value has been based upon current market quotations, where available. If quoted market prices are not available, fair value has been estimated based upon quoted price of similar instruments, or where these are not available, on discounted expected cash flows using market rates commensurate with the credit quality and maturity of the security. These securities are classified in Levels 1and 2.

Loans at amortized cost

The fair value of the loan portfolio, including impaired loans, is estimated by discounting future cash flows using the current rates at which loans would be made to borrowers with similar credit ratings and for the same remaining maturities, considering the contractual terms in effect as of December 31 of the relevant year. These assets are classified in Level 2.

Short and long-term borrowings and debt

The fair value of short and long-term borrowings and debt is estimated using discounted cash flow analysis based on the current incremental borrowing rates for similar types of borrowing arrangements, considering the changes in the Bank’s credit margin. These liabilities are classified in Level 2.

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Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

16.	Fair value of financial instruments (continued)

The following table provides information on the carrying value and estimated fair value of the Bank’s financial instruments that are not measured on a recurring basis:

	March 31, 2018
	Carrying value	Fair value	Level 1(a)	Level 2(b)	Level 3(c)
Financial assets
Instruments with carrying value that approximates fair value:
Cash and deposits on banks	575,880	575,880	-	575,880	-
Acceptances	4,940	4,940	-	4,940	-
Interest receivable	34,742	34,742	-	34,742	-
Securities at amortized cost (2)	68,112	67,408	50,330	8,380	9,402
Loans, net (1)	5,136,727	5,236,793	-	5,236,793	-

Financial liabilities
Instruments with carrying value that approximates fair value:
Deposits	2,829,819	2,829,819	-	2,829,819	-
Acceptances	4,940	4,940	-	4,940	-
Interest payable	17,022	17,022	-	17,022	-
Short-term borrowings and debt	776,967	776,576	-	776,576	-
Long-term borrowings and debt, net	1,123,908	1,134,188	-	1,134,188	-

	December 31, 2017
	Carrying value	Fair value	Level 1(a)	Level 2(b)	Level 3(c)
Financial assets
Instruments with carrying value that approximates fair value:
Cash and deposits on banks	672,048	672,048	-	672,048	-
Acceptances	6,369	6,369	-	6,369	-
Interest receivable	30,872	30,872	-	30,872	-
Securities at amortized cost (2)	68,934	69,006	50,581	8,447	9,978
Loans , net (1)	5,419,379	5,520,604	-	5,520,604	-

Financial liabilities
Instruments with carrying value that approximates fair value:
Deposits	2,928,844	2,928,844	-	2,928,844	-
Acceptances	6,369	6,369	-	6,369	-
Interest payable	15,816	15,816	-	15,816	-
Short-term borrowings and debt	1,072,723	1,072,483	-	1,072,483	-
Long-term borrowings and debt, net	1,138,844	1,158,534	-	1,158,534	-

(a) Level 1: Quoted market prices in an active market.

(b) Level 2: Quoted market prices in an inactive market or internally developed models with significant observable market.

(c) Level 3: Internally developed models with significant unobservable market information.

(1)	The carrying value of loans at amortized cost is net of the allowance for expected credit losses of $82.6million and unearned interest and deferred fees of $6.0 million for March 31, 2018; allowance for expected credit losses of $81.3 million and unearned interest and deferred fees of $5.0 million for December 31, 2017.

(2)	The carrying value of securities at amortized cost is net of the allowance for expected credit losses of $0.2 million for both periods.

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Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

17.	Related party transactions

During the reporting periods, total compensation paid to directors and the executives of Bladex as representatives of the Bank amounted to:

	Three months ended March 31,
	2018	2017	2016
Expenses:
Compensation costs paid to directors	34	34	75
Compensation costs paid to executives	2,939	1,108	2,023

18.	Litigation

Bladex is not engaged in any litigation that is material to the Bank’s business or, to the best of the knowledge of the Bank’s management that is likely to have an adverse effect on its business, financial condition or results of operations.

19.	Risk management

Risk is inherent in the Bank’s activities, but it is managed through a process of ongoing identification, measurement and monitoring, subject to risk limits and other controls. This process of risk management is critical to the Bank’s continuing profitability and each individual within the Bank is accountable for the risk exposures relating to his or her responsibilities. The Bank is exposed to market, credit, compliance and liquidity risk. It is also subject to country risk and various operating risks.

The Board of Directors is responsible for the overall risk management approach and for approving the risk management strategies and principles. The Board has appointed a Risk Committee which has the responsibility to monitor the overall risk process within the Bank.

The Risk Committee has the overall responsibility for the development of the risk strategy and implementing principles, frameworks, policies and limits. The Risk Committee is responsible for managing risk decisions and monitoring risk levels and reports on a weekly basis to the Executive Committee.

The Risk Management Unit is responsible for implementing and maintaining risk related procedures to ensure an independent control process is maintained. The unit works closely with the Risk Committee to ensure that procedures are compliant with the overall framework.

The Risk Management Unit is responsible for monitoring compliance with risk principles, policies and limits across the Bank. This unit also ensures the complete capture of the risks in risk measurement and reporting systems. Exceptions are reported on a daily basis, where necessary, to the Risk Committee, and the relevant actions are taken to address exceptions and any areas of weakness.

The Bank ‘s Assets/Liabilities Committee (ALCO) is responsible for managing the Bank’s assets and liabilities and the overall financial structure. It is also primarily responsible for the funding and liquidity risks of the Bank. The Bank’s policy is that risk management processes throughout the Bank are audited annually by the Internal Audit function, which examines both the adequacy of the procedures and the Bank’s compliance with the procedures. Internal Audit discusses the results of all assessments with management, and reports its findings and recommendations to the Audit Committee.

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Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

19.	Risk management (continued)

Risk measurement and reporting systems

The Bank’s risks are measured using a method that reflects both the expected loss likely to arise in normal circumstances and unexpected losses, which are an estimate of the ultimate actual loss based on statistical models. The models make use of probabilities derived from historical experience, adjusted to reflect the economic environment. The Bank also runs worst-case scenarios that would arise in the event that extreme events which are unlikely to occur do, in fact, occur.

Monitoring and controlling risks is primarily performed based on limits established by the Bank. These limits reflect the business strategy and market environment of the Bank as well as the level of risk that the Bank is willing to accept, with additional emphasis on selected industries. In addition, the Bank’s policy is to measure and monitor the overall risk bearing capacity in relation to the aggregate risk exposure across all risk types and activities. Information compiled from all the businesses is examined and processed to analyze, control and identify risks on a timely basis. This information is presented and explained to the Board of Directors, the Risk Committee, and the head of each business division. The report includes aggregate credit exposure, credit metric forecasts, market risk sensitivities, stop losses, liquidity ratios and risk profile changes. On a monthly basis, detailed reporting of industry, customer and geographic risks takes place. Senior management assesses the appropriateness of the allowance for credit losses on a monthly basis. The Supervisory Board receives a comprehensive risk report once a quarter which is designed to provide all the necessary information to assess and conclude on the risks of the Bank. For all levels throughout the Bank, specifically tailored risk reports are prepared and distributed to ensure that all business divisions have access to extensive, necessary and up–to–date information.

Risk mitigation

As part of its overall risk management, the Bank uses derivatives and other instruments to manage exposures resulting from changes in interest rates, foreign currencies, equity risks, credit risks, and exposures arising from forecast transactions.

In accordance with the Bank’s policy, its risk profile is assessed before entering into hedge transactions, which are authorized by the appropriate level of seniority within the Bank. The effectiveness of hedges is assessed by the Risk Controlling Unit (based on economic considerations rather than the IFRS hedge accounting regulations). The effectiveness of all the hedge relationships is monitored by the Risk Controlling Unit quarterly. In situations of ineffectiveness, the Bank will enter into a new hedge relationship to mitigate risk on a continuous basis.

Risk concentration

Concentrations arise when a number of counterparties are engaged in similar business activities, or activities in the same geographical region, or have similar economic features that would cause their ability to meet contractual obligations to be similarly affected by changes in economic, political or other conditions. Concentrations indicate the relative sensitivity of the Bank’s performance to developments affecting a particular industry or geographical location. To avoid excessive concentrations of risk, the Bank’s policies and procedures include specific guidelines to focus on maintaining a diversified portfolio. Identified concentrations of credit risks are controlled and managed accordingly. Selective hedging is used within the Bank to manage risk concentrations at both the relationship and industry levels.

The Bank has exposure to the following risk from financial instruments:

Credit risk

Credit risk is the risk that the Bank will incur a loss because its customers or counterparties fail to discharge their contractual obligations. The Bank manages and controls credit risk by setting limits on the amount of risk it is willing to accept for individual counterparties and for geographical and industry concentrations, and by monitoring exposures in relation to such limits.

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Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

19.	Risk management (continued)

Credit risk (continued)

The Bank has established a credit quality review process to provide early identification of possible changes in the creditworthiness of counterparties, including regular collateral revisions. Counterparty limits are established using a credit risk classification system, which assigns each counterparty a risk rating. Risk ratings are subject to regular revision. The credit quality review process aims to allow the Bank to assess the potential loss because of the risks to which it is exposed and take corrective action.

Individually assessed allowances

The Bank determines the allowances appropriate for each individually significant loan or advance on an individual basis, considering any overdue payments of interests, credit rating downgrades, or infringement of the original terms of the contract. Items considered when determining allowance amounts include the sustainability of the counterparty’s business plan, its ability to improve performance if it is in a financial difficulty, projected receipts and the expected payout should bankruptcy ensue, the availability of other financial support, the realizable value of collateral and the timing of the expected cash flows. Allowances for losses are evaluated at each reporting date, unless unforeseen circumstances require more careful attention.

Collectively assessed allowances

Allowances are assessed collectively for losses on loans and advances and for debt investments at amortized costs that are not individually significant and for individually significant loans and advances that have been assessed individually and found not to be impaired. The Bank generally bases its analyses on historical experience and prospective information. However, when there are significant market developments, regional and/or global, the Bank would include macroeconomic factors within its assessments. These factors include, depending on the characteristics of the individual or collective assessment: unemployment rates, current levels of bad debt, changes in the law, changes in regulation, bankruptcy trends, and other consumer data. The Bank may use the aforementioned factors as appropriate to adjust the impairment allowances.

Allowances are evaluated separately at each reporting date with each portfolio. The collective assessment is made for groups of assets with similar risk characteristics, in order to determine whether provision should be made due to incurred loss events for which there is objective evidence, but the effects of which are not yet evident in the individual loans assessments. The collective assessment takes account of data from the loan portfolio (such as historical losses on the portfolio, levels of arrears, credit utilization, loan to collateral ratios and expected receipts and recoveries once impaired) or economic data (such as current economic conditions, unemployment levels and local or industry–specific problems). The approximate time when a loss is likely to have been incurred and the time it will be identified as requiring an individually assessed impairment allowance is also taken into consideration. The impairment allowance is then reviewed by credit management to ensure alignment with the Bank’s overall policy.

Financial guarantees and letters of credit are assessed in a similar manner as for loans.

Derivative financial instruments

Credit risk arising from derivative financial instruments is, at any time, limited to those with positive fair values, as recorded on the statement of financial position at fair value.

With gross–settled derivatives, the Bank is also exposed to a settlement risk, being the risk that the Bank honors its obligation, but the counterparty fails to deliver the counter value.

Credit–related commitments risks

The Bank makes available to its customers guarantees that may require that the Bank makes payments on their behalf and enters into commitments to extend credit lines to secure their liquidity needs. Letters of credit and guarantees (including standby letters of credit) commit the Bank to make payments on behalf of customers in the event of a specific act, generally related to the import or export of goods. Such commitments expose the Bank to similar risks to loans and are mitigated by the same control processes and policies.

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Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

19.	Risk management (continued)

Credit risk (continued)

Collateral and other credit enhancements

The amount and type of collateral required depends on an assessment of the credit risk of the counterparty. Guidelines are in place covering the acceptability and valuation of each type of collateral.

The main types of collateral obtained are, as follows:

-	For commercial lending, charges over real estate properties, inventory and trade receivables.

The Bank also obtains guarantees from parent companies for loans to their subsidiaries. Management monitors the market value of collateral and will request additional collateral in accordance with the underlying agreement. It is the Bank’s policy to dispose of repossessed properties in an orderly fashion. The proceeds are used to reduce or repay the outstanding claim. In general, the Bank does not occupy repossessed properties for business use.

The Bank also makes use of master netting agreements with counterparties with whom a significant volume of transactions are undertaken. Such arrangements provide for single net settlement of all financial instruments covered by the agreements in the event of default on any one contract. Master netting arrangements do not normally result in an offset of balance–sheet assets and liabilities unless certain conditions for offsetting.

Although master netting arrangements may significantly reduce credit risk, it should be noted that:

-	Credit risk is eliminated only to the extent that amounts due to the same counterparty will be settled after the assets are realized.
-	The extent to which overall credit risk is reduced may change substantially within a short period because the exposure is affected by each transaction subject to the arrangement.

Liquidity risk

Liquidity refers to the Bank’s ability to maintain adequate cash flows to fund operations and meet obligations and other commitments on a timely basis.

As established by the Bank’s liquidity policy, the Bank’s liquid assets are held in overnight deposits with the Federal Reserve Bank of New York or in the form of interbank deposits with reputable international banks that have A1, P1, or F1 ratings from two of the major internationally – recognized rating agencies and are primarily located outside of the Region. In addition, the Bank’s liquidity policy allows for investing in negotiable money market instruments, including Euro certificates of deposit, commercial paper, and other liquid instruments with maturities of up to three years. These instruments must be of investment grade quality A or better, must have a liquid secondary market and be considered as such according to Basel III rules.

The Bank performs daily reviews, controls and periodic stress tests on its liquidity position, including the application of a series of limits to restrict its overall liquidity risk and to monitor the liquidity level according to the macroeconomic environment. The Bank determines the level of liquid assets to be held on a daily basis, adopting a Liquidity Coverage Ratio methodology referencing the Basel Committee guidelines. Additionally, the Liquidity Coverage Ratio is complemented with the use of the Net Stable Funding Ratio to maintain an adequate long-term funding structure.

Specific limits have been established to control (1) cumulative maturity “gaps” between assets and liabilities, for each maturity classification presented in the Bank’s internal liquidity reports, and (2) concentrations of deposits taken from any client or economic group maturing in one day and total maximum deposits maturing in one day.

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Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

19.	Risk management (continued)

Liquidity risk (continued)

The Bank follows a Contingent Liquidity Plan. The plan contemplates the regular monitoring of several quantified internal and external reference benchmarks (such as deposit level, Emerging Markets Bonds Index Plus, LIBOR-OIS spread and market interest rates), which in cases of high volatility would trigger implementation of a series of precautionary measures to reinforce the Bank’s liquidity position. In the Bank’s opinion, its liquidity position is adequate for the Bank’s present requirements.

While the Bank’s liabilities generally mature over somewhat shorter periods than its assets, the associated liquidity risk is diminished by the short-term nature of the loan portfolio, as the Bank is engaged primarily in the financing of foreign trade.

The following table details the Banks’s assets and liabilities grouped by its remaining maturity with respect to the contractual maturity:

	March 31, 2018
Description	Up to 3 months	3 to 6 months	6 months to 1 year	1 to 5 years	More than 5 years	Without maturity	Total
Assets
Cash and cash equivalent	560,276	-	-	-	-	-	560,276
Investment securities	277	5,302	14,919	64,081	-	-	84,579
Equity investments	-	-	-	-	-	7,846	7,846
Loans at amortized cost	2,115,146	964,120	749,886	1,322,139	74,033	-	5,225,324
Unearned interest and deferred fees	(1,269)	(461)	(670)	(3,527)	-	-	(5,927)
Allowance for expected credit losses	-	-	-	-	-	(82,670)	(82,670)
Other assets	26,565	13,849	17,302	17,643	3,074	7,184	85,617
Total	2,700,995	982,810	781,437	1,400,336	77,107	(67,640)	5,875,045

Liabilities
Deposits	2,160,995	265,205	283,452	104,563	-	-	2,814,215
Other liabilities	357,620	89,112	432,343	1,074,255	60,764	-	2,014,094
Total	2,518,615	354,317	715,795	1,178,818	60,764	-	4,828,309

Confirmed letters of credit	266,528	172,690	30,552	-	-	-	469,770
Stand-by letters of credit and guaranteed – Commercial risk	557	385	513	-	-	-	1,455
Credit commitments	-	-	-	30,000	577	-	30,577
Total	267,085	173,075	31,065	30,000	577	-	501,802
Net position	(84,705)	455,418	34,577	191,518	15,766	(67,640)	544,934

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Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

19.	Risk management (continued)

Liquidity risk (continued)

	December 31, 2017
Description	Up to 3 months	3 to 6 months	6 months to 1 year	1 to 5 years	More than 5 years	Without maturity	Total
Assets
Cash and cash equivalent	672,048	-	-	-	-	-	672,048
Investment securities	700	279	7,000	77,688	-	-	85,667
Equity investments	-	-	-	-	-	8,402	8,402
Loans at amortized cost	1,926,787	1,175,801	922,711	1,386,161	94,198	-	5,505,658
Unearned interest and deferred fees	(472)	(479)	(223)	(3,546)	(248)	(17)	(4,985)
Allowance for expected credit losses	-	-	-	-	-	(81,294)	(81,294)
Other assets	31,282	8,635	13,175	3,819	9,398	21,949	88,258
Total	2,630,345	1,184,236	942,663	1,464,122	103,348	(50,960)	6,273,754

Liabilities
Deposits	1,722,041	411,158	571,500	224,145	-	-	2,928,844
Other liabilities	806,547	151,090	291,694	979,958	72,809	-	2,302,098
Total	2,528,588	562,248	863,194	1,204,103	72,809	-	5,230,942

Confirmed letters of credit	169,042	101,403	3,004	-	-	-	273,449
Stand-by letters of credit and guaranteed – commercial risk	18,687	72,080	77,952	257	-	-	168,976
Credit commitments	-	15,000	-	30,000	578	-	45,578
Total	187,729	188,483	80,956	30,257	578	-	488,003
Net position	(85,972)	433,505	(1,487)	229,762	29,961	(50,960)	554,809

65

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

19.	Risk management (continued)

Market risk

Market risk generally represents the risk that values of assets and liabilities or revenues will be adversely affected by changes in market conditions. Market risk is inherent in the financial instruments associated with many of the Bank’s operations and activities, including loans, deposits, securities held to maturity and financial instruments through OCI, short- and long-term borrowings and debt, derivatives and financial liabilities through profit or loss. This risk may result from fluctuations in different parameters: interest rates, currency exchange rates, inflation rates and changes in the implied volatility. Accordingly, depending on the instruments or activities impacted, market risks can have wide ranging, complex adverse effects on the Bank’s financial condition, results of operations, cash flows and business.

Interest rate risk

The Bank endeavors to manage its assets and liabilities in order to reduce the potential adverse effects on the net interest income that could be produced by interest rate changes. The Bank’s interest rate risk is the exposure of earnings (current and potential) and capital to adverse changes in interest rates and is managed by attempting to match the term and repricing characteristics of the Bank’s interest rate sensitive assets and liabilities. The Bank’s policy with respect to interest rate risk provides that the Bank establishes limits with regards to: (1) changes in net interest income due to a potential impact, given certain movements in interest rates and (2) changes in the amount of available equity funds of the Bank, given a one basis point movement in interest rates.

The following summary table presents a sensitivity analysis of the effect on the Bank’s results of operations derived from a reasonable variation in interest rates which its financial obligations are subject to, based on change in points.

	Change in interest rate	Effect on income

March 31, 2018	+200 bps	25,974
	-200 bps	(19,745)

March 31, 2017	+200 bps	24,873
	-200 bps	(12,203)

March 31, 2016	+200 bps	15,026
	-200 bps	(9,788)

This analysis is based on the prior year changes in interest rates and assesses the impact on income, with balances as of March 31, 2018 and December 31, 2017. This sensitivity provides an idea of the changes in interest rates, taking as example the volatility of the interest rate of the previous period.

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Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

19.	Risk management (continued)

Market risk (continued)

Interest rate risk (continued)

The table below summarizes the Bank's exposure based on the terms of repricing of interest rates on financial assets and liabilities.

	March 31, 2018
Description	Up to 3 months	3 to 6 months	6 months to 1 year	1 to 5 years	More than 5 years	Total
Assets
Investments securities	279	5,345	14,874	64,081	-	84,579
Equity investments	-	-	-	-	7,846	7,846
Loans	4,214,174	754,326	219,331	26,900	10,593	5,225,324
Total	4,214,453	759,671	234,205	90,981	18,439	5,317,749

Liabilities
Deposits	2,118,994	265,205	283,452	104,563	-	2,772,214
Securities sold under repurchase agreements	49,316	-	-	-	-	49,316
Short and long term borrowings and debt, net	1,240,887	12,448	80,399	515,470	51,671	1,900,875
Total	3,409,197	277,653	363,851	620,033	51,671	4,722,405
Total interest rate sensibility	805,256	482,018	(129,646)	(529,052)	(33,232)	595,344

	December 31, 2017
Description	Up to 3 months	3 to 6 months	6 months to 1 year	1 to 5 years	More than 5 years	Total
Assets
Investments securities	700	279	7,000	77,688	-	85,667
Equity investments	-	-	-	-	8,402	8,402
Loans	4,067,639	952,542	301,334	173,550	10,593	5,505,658
Total	4,068,339	952,821	308,334	251,238	18,995	5,599,727

Liabilities
Deposits	2,242,220	305,415	197,060	102,085	-	2,846,780
Short and long term borrowings and debt, net	1,585,145	2,538	85,232	482,814	55,838	2,211,567
Total	3,827,365	307,953	282,292	584,899	55,838	5,058,347
Total interest rate sensibility	240,974	644,868	26,042	(333,661)	(36,843)	541,380

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Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

19.	Risk management (continued)

Market risk (continued)

Currency risk

Currency risk is the risk that the value of a financial instrument will fluctuate because of changes in exchange rates of foreign currencies, and other financial variables, as well as the reaction of market participants to political and economic events. For purposes of accounting standards this risk does not come from financial instruments that are not monetary items, or for financial instruments denominated in the functional currency. Exposure to currency risk is low since the Bank’s has maximum exposure limits established by the Board.

Most of the Bank’s assets and most of its liabilities are denominated in US American Dollars and hence the Bank does not incur a significant currency exchange risk. The currency exchange rate risk is mitigated using derivatives, which, although perfectly covered economically, may generate a certain accounting volatility.

The following table details the maximum to foreign currency, where all assets and liabilities are presented based on their book value, except for derivatives, which are included within other assets and other liabilities based on its value nominal.

	March 31, 2018
	Brazilian Real expressed in US$	European Euro expressed in US$	Japanese Yen expressed in US$	Colombian Peso expressed in US$	Mexican Peso expressed in US$	Other currencies expressed in US$(1)	Total
Exchange rate	3.3126	1.2010	112.655	2,985.78	19.665	-	-

Assets
Cash and cash equivalent	857	1	3	70	575	88	1,594
Equity investments	(421)	-	-	-	-	-	(421)
Loans	-	-	-	-	173,166	-	173,166
Total	436	1	3	70	173,741	88	174,339

Liabilities
Borrowings and deposit placements	-	-	-	-	173,773	-	173,773
Total	-	-	-	-	173,773	-	173,773

Net currency position	436	1	3	70	(32)	88	566

(1)	It includes other currencies such as: Argentine pesos, Australian- dollar, Swiss franc, Pound sterling, Peruvian soles and Remimbis.

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Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

19.	Risk management (continued)

Market risk (continued)

Currency risk (continued)

	December 31, 2017
	Brazilian Real expressed in US$	European Euro expressed in US$	Japanese Yen expressed in US$	Colombian Peso expressed in US$	Mexican Peso expressed in US$	Other currencies expressed in US$(1)	Total
Exchange rate	3.31	1.20	112.66	2,985.78	19.67	-	-

Assets
Cash and cash equivalent	87	2	4	91	369	75	628
Equity investments	168	-	-	-	-	-	168
Loans	-	-	-	-	143,182	-	143,182
Total	255	2	4	91	143,551	75	143,978

Liabilities
Borrowings and deposit placements	-	-	-	-	143,661	-	143,661
Total	-	-	-	-	143,661	-	143,661

Net currency position	255	2	4	91	(110)	75	317

(1)	It includes other currencies such as: Argentine pesos, Australian- dollar, Canadian dollar, Swiss franc, Peruvian soles and Remimbis.

Operational Risk

Operational risk is the risk of loss arising from systems failure, human error, fraud or external events. When controls fail to operate effectively, operational risks can cause damage to reputation, have legal or regulatory implications, or lead to financial loss. Bladex, like all financial institutions, is exposed to operational risks, including the risk of fraud by employees and outsiders, failure to obtain proper internal authorizations, failure to properly document transactions, equipment failures, and errors by employees, and any failure, interruption or breach in the security or operation of the Bank’s information technology systems could result in interruptions in such activities. Operational problems or errors may occur, and their occurrence may have a material adverse impact on the Bank’s business, financial condition, results of operations and cash flows. The Bank cannot expect to eliminate all operational risks, but it endeavors to manage these risks through a control framework and by monitoring and responding to potential risks. Controls include effective segregation of duties, access, authorization and reconciliation procedures, staff education and assessment processes, such as the use of internal audit.

Capital management

The primary objectives of the Bank’s capital management policy are to ensure that the Bank complies with externally imposed capital requirements and maintains strong credit ratings and healthy capital ratios to support its business and to maximize shareholder value.

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Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

19.	Risk management (continued)

Capital management (continued)

The Bank manages its capital structure and adjusts it according to changes in economic conditions and the risk characteristics of its activities. To maintain or adjust the capital structure, the Bank may adjust the amount of dividend payment to shareholders, return capital to shareholders or issue capital securities. No changes have been made to the objectives, policies and processes from the previous years. However, they are under constant review by the Board.

	March 31, 2018	December 31, 2017
Tier 1 capital	1,041,658	1,048,304

Risk weighted assets	5,258,810	5,601,518
Tier 1 capital ratio	19.81%	18.71%

20.	Applicable laws and regulations

Liquidity index

The Rule No. 4-2008 issued by the Superintendence of Banks of Panama (SBP) establishes that every general license or international license bank must maintain, always, a minimum balance of liquid assets equivalent to 30% of the gross total of its deposits in the Republic of Panama or overseas up to 186 days, counted from the date of the report. The formula is based on the following parameters:

Liquid assets	x 100 = X% (Liquidity index)
Liabilities (Deposits Received)

As of March 31, 2018, and December 31, 2017, the percentage of the liquidity index reported by the Bank to the regulator was 82.29% and 88.78%, respectively.

Capital adequacy

The Banking Law in the Republic of Panama and the Rules No. 01-2015 and 03-2016 require that the general license banks maintain a total capital adequacy index that shall not be lower, at any time, than 8% of total assets and off-balance sheet irrevocable contingency transactions , weighted according to their risks; and ordinary primary capital that shall not be less than 4.5% of its assets and off-balance sheet transactions that represent an irrevocable contingency, weighted according to their risks; and a primary capital that shall not be less than 6% of its assets and off-balance sheet transactions that represent an irrevocable contingency, weighted according to their risks.

As of March 31, 2018, the Bank's total capital adequacy ratio is 19.81%, which is in compliance with the capital adequacy indexes required by the Banking Law in the Republic of Panama.

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Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

20.	Applicable laws and regulations (continued)

Specific provisions

The Rule No. 4-2013, modified by Rule No. 8-2014, indicates that the specific provisions are originated from the objective and concrete evidence of impairment. These provisions must be established for credit facilities classified according to the risk categories denominated: special mention, substandard, doubtful, or unrecoverable, both for individual credit facilities as for a group of such facilities. In the case of a group, it corresponds to circumstances that indicate the existence of deterioration in credit quality, although individual identification is still not possible.

Banks must calculate and maintain at all times the amount of the specific provisions determined by the methodology specified in this Rule, which takes into account the balance owed of each credit facility classified in any of the categories subject to provision, mentioned in the paragraph above; the present value of each guarantee available in order to mitigate risk, as established by type of guarantee; and a weighting table that applies to the net balance subject to loss of such credit facilities.

In Article 34 of this Rule, it establishes that all credits must be classified in the following five (5) categories, according to their default risk and loan conditions, and establishes a minimum reserve for each classification: normal 0%, special mention 2%, substandard 15%, doubtful 50%, and unrecoverable 100%.

If there is an excess in the specific provision, calculated in accordance with this Rule, compared to the provision calculated in accordance with IFRS, this excess will be accounted as a regulatory credit reserve in Stockholder’s Equity and will increases or decreases with allocations towards the retained earnings. The balance of the regulatory credit reserve will not be considered as capital funds for calculating certain ratios or prudential indicators mentioned in the Rule.

Based on the classification of risks, real guarantees and in accordance with Rule No. 04-2013 of the Superintendence of Banks of Panama, the Bank classified the loan portfolio as follows:

	March 31, 2018
Loans	Normal	Special Mention	Substandard	Doubtful	Unrecoverable	Total
Corporations	2,706,203	-	19,275	-	39,484	2,764,962
Banks:
Private	1,643,983	-	-	-	-	1,643,983
State-owned	472,555	-	-	-	-	472,555
	2,116,538	-	-	-	-	2,116,538
Others	343,824	-	-	-	-	343,824
Total	5,166,565	-	19,275	-	39,484	5,225,324

Loans provision:
Specific	-	-	2,754	-	23,734	26,488
Total	-	-	2,754	-	23,734	26,488

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Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

20.	Applicable laws and regulations (continued)

Specific provisions (continued)

	December 31, 2017
Loans	Normal	Special Mention	Substandard	Doubtful	Unrecoverable	Total
Corporations	2,789,454	-	23,759	-	35,000	2,848,213
Banks:
Private	1,822,350	-	-	-	-	1,822,350
State-owned	573,649	-	-	-	-	573,649
	2,395,999	-	-	-	-	2,395,999
Others	261,446	-	-	-	-	261,446
Total	5,446,899	-	23,759	-	35,000	5,505,658

Loans provision:
Specific	-	-	7,238	-	17,500	24,738
Total	-	-	7,238	-	17,500	24,738

As of March 31, 2018, and December 31, 2017, the total restructured loans amounted to $ 32,924 for both periods.

Non-accruing loans are presented by category as follows:

	March 31, 2018
Non-accruing loans	Normal	Special Mention	Substandard	Doubtful	Unrecoverable	Total
Impaired loans	-	-	19,275	-	39,484	58,759
Total	-	-	19,275	-	39,484	58,759

	December 31,2017
Non-accruing loans	Normal	Special Mention	Substandard	Doubtful	Unrecoverable	Total
Impaired loans	-	-	23,759	-	35,000	58,759
Total	-	-	23,759	-	35,000	58,759

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Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

20.	Applicable laws and regulations (continued)

Specific provisions (continued)

	March 31, 2018	December 31, 2017
Non-accruing loans:
Private corporations	23,759	23,759
Middle-market companies	35,000	35,000
Total non-accruing loans	58,759	58,759
Interests that would be reversed if the loans had been classified as non-accruing loans	3,752	3,257
Income from collected interest on non-accruing loans	-	551

Credit risk coverage - dynamic provision

The Superintendence of Banks of Panama by means of the Rule No. 4-2013, which governs as of June 30, 2014 and repeals in all its parts the Rule No. 6-2000 and all its amendments, establish the compulsory constitution of a dynamic provision in addition to the specific provision as part of the total provisions for credit risk coverage.

The dynamic provision is an equity consignment associated to the regulatory capital, but does not replace or offset the capital adequacy requirements established by the Superintendence of Banks of Panama. The Rule in Article 50, numeral 2, establishes the period of adjustment where banks must ensure that they have the minimum percentages of risk-weighted assets, without prejudice to the Bank's decision to apply the corresponding amount in accordance with what establishes Article 37 of this Rule.

Methodology for the constitution of the regulatory credit reserve

The Superintendence of Banks of Panama by means of the General Resolution of Board of Directors SBP-GJD-0003-2013 of July 9, 2013, establishes the accounting methodology of the identified differences that rise between the application of the International Financial Reporting Standards (IFRS) and the application of prudential regulations issued by the SBP; as well as the additional disclosures require to be included in the notes to the consolidated financial statements.

The parameters established in this methodology are the following:

1.	“The calculations of how the accounting balances would be applied in accordance to IFRS and the prudential standards issued by the Superintendence of Banks of Panama will be carried out and the respective figures will be compared.

2.	When the calculation made in accordance with IFRS results in a greater reserve or provision for the Bank compared to the one resulting from the use of the prudential standards issued by the SBP, the Bank will account the IFRS figures.

3.	When the impact of the use of prudential standards results in a greater reserve or provision for the bank, the effect of the application of IFRS will be recorded in profit and loss, and the difference between IFRS calculation compared to the prudential standards calculation will be appropriated in the retained earnings as a regulatory credit reserve. If the Bank does not have sufficient retained earnings, the difference will be presented as an accumulated deficit account.

4.	The regulatory credit reserve mentioned in numeral 3 of this Rule may not be reversed against the retained earnings as long as there are differences between the IFRS and the originated prudential regulations”.

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Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

20.	Applicable laws and regulations (continued)

Credit risk coverage - dynamic provision (continued)

Considering that the Bank presents its consolidated financial statements under IFRS, specifically for its expected credit reserves under IFRS 9, the line "Regulatory credit reserve" established by the Superintendence of Banks of Panama has been used to present the difference between the application of the accounting standard used and the prudential regulations of the Superintendence of Banks of Panama to comply with the requirements of the Rule No. 4-2013.

As of March 31, 2018, and December 31, 2017, the total amount of the dynamic provision and the regulatory credit reserve calculated according to the guidelines of Rule No. 4-2013 of the Superintendence of Banks of Panama is $ 127,504 and $ 129,254. respectively, taken in full from retained earnings for purposes of compliance with local regulatory requirements. This appropriation is restricted to distributing dividends in order to comply with local regulatory. As follows, the detail:

	March 31, 2018	December 31, 2017
Dynamic provision	108,756	108,756
Regulatory credit reserve	18,748	20,498
	127,504	129,254

21.	Subsequent Events

Bladex announced a quarterly cash dividend of $0.385 US dollar cent per share corresponding to the first quarter of 2018. The cash dividend was approved by the Board of Directors at its meeting held on April 10, 2018 and it is payable on May 17, 2018 to the Bank’s stockholders as of May 2, 2018 record date.

74